                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
           CONSENT SOLICITATION STATEMENT PURSUANT TO SECTION 14(a)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


  Filed by the registrant  [_]
  Filed by a party other than the registrant  [X]

  Check the appropriate box:
  [X]  Preliminary consent solicitation  [_]  Confidential, for Use of the
         statement                            Commission Only (as permitted by
                                              Rule 14a-6(e)(2))
  [_]  Definitive consent solicitation statement
  [_]  Definitive additional materials
  [_]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                         RIVERCHASE INVESTORS I, LTD.
                         ----------------------------
               (Name of Registrant as Specified in Its Charter)

                      Colonial Realty Limited Partnership
                      -----------------------------------
    John H. McClintock, Jr., James H. Pugh, Jr., Battery Park Capital Corp.,
    ------------------------------------------------------------------------
            Thomas H. Lowder, James K. Lowder, and Robert E. Lowder
            -------------------------------------------------------
  (Name of Person(s) Filing Consent Solicitation Statement, if other than the
                                  Registrant)

Payment of filing fee (Check the appropriate box):

  [_]  No fee required.
  [_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
       (1)  Title of each class of securities to which transaction applies:
            n/a
            --------------------------------------
       (2)  Aggregate number of securities to which transaction applies:
            n/a
            --------------------------------------
       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

            The registrant proposes to sell substantially all of its assets to
            ------------------------------------------------------------------
            Colonial Realty Limited Partnership, a subsidiary of Colonial
            -------------------------------------------------------------
            Properties Trust, for an aggregate amount set forth in (4)
            ---------------------------------------------------------
       (4)  Proposed maximum aggregate value of transaction:
            $8,480,000
            --------------------------------------
       (5)  Total fee paid:
            $1696
            --------------------------------------

  [X]  Fee paid previously with preliminary materials.

  [_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       (1)  Amount previously paid:

            --------------------------------------
       (2)  Form, schedule or registration statement no.:
            --------------------------------------
       (3)  Filing party:
            --------------------------------------
       (4)  Date filed:
            --------------------------------------

                         RIVERCHASE INVESTORS I, LTD.

                             2101 6th Avenue North
                           Suite 750, P.O. Box 11687
                        Birmingham, Alabama  35202-1687
                                 205/250-8700

                             NOTICE TO UNITHOLDERS

     On September 2, 1997, Riverchase Investors I, Ltd. (the "Partnership") entered into a Real Estate Sales Contract (the "Sales Contract") with Colonial Realty Limited Partnership, a Delaware limited partnership (the "Purchaser" or "Operating Partnership") and an indirect subsidiary of Colonial Properties Trust, an Alabama real estate investment trust ("Colonial"), to sell Riverchase Apartments -- Phase I, consisting of 248 apartment units, related improvements and the land on which the apartment units and improvements are located in Temple Terrace, Florida (the "Project"), to the Purchaser at a price of $8,480,000 in cash (the "Purchase Price"). The consummation of the sale of the Project pursuant to the Sales Contract is subject to and conditioned upon, among other things, the approval by the limited partners of the Partnership (the "Limited Partners") holding a majority in interest of the outstanding units of limited partnership of the Partnership (the "Units") of (i) an amendment to the Partnership's Amended and Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement") and (ii) the sale of the Project.

     John H. McClintock, Jr., James H. Pugh, Jr., Battery Park Capital Corp., Thomas H. Lowder, James K. Lowder, and Robert E. Lowder, collectively, the general partners of the partnership (the "General Partners"), at the request of the Purchaser, are soliciting the consent of the Limited Partners to:

     1. Approve an amendment of the Partnership Agreement (the "Amendment") to waive the restriction against selling the Project to an affiliate of any of the General Partners to permit the sale pursuant to the Sales Contract (See, "The Amendment Proposal"); and

     2. Approve the sale of the Project to the Purchaser pursuant to the Sales Contract (the "Sale") (See, "The Sale Proposal").

     The consummation of the Sale will constitute the sale of substantially all of the assets of the Partnership. The Partnership Agreement provides that the Partnership shall be dissolved upon a sale of all interests in the Project and any other assets of the Partnership. Accordingly, the consummation of the Sale will result in the dissolution of the Partnership and the distribution of proceeds in liquidation as provided in the Partnership Agreement. The General Partners estimate that liquidation will result in a distribution to the Limited Partners of approximately $767 per Unit.

     The close of business on __________ __, 1998 has been set by the General Partners as the record date for determining the holders of the Units entitled to vote upon the Amendment Proposal and the Sale Proposal (the "Proposals"). The time period for approval of the Proposals will expire at [5:00 p.m.] on [weekday], [month] __, 1998. A Consent Solicitation Statement and Consent Form
 -------    -----
are enclosed with this notice. The Consent Solicitation Statement contains a detailed description of the Proposals.

     Certain of the General Partners are affiliates of the Purchaser and Colonial and, therefore, may have substantial conflicts of interest with respect to the Proposals. Accordingly, the General Partners make no recommendation to any Limited Partner as to whether to vote for or against the Proposals. Each Limited Partner must make his or her own decision whether or not to vote for or against the Proposals.

     The General Partners believe that the proposed Sale is fair to the Limited Partners. The General Partners have obtained an opinion of Robert A. Stanger & Co., Inc., an independent research, investment banking and consulting services firm, that, subject to the assumptions, limitations and qualifications set forth therein, the Purchase Price is fair from a financial point of view to the Limited Partners.

     Approval of the Proposals will require the affirmative consent of Limited Partners holding a majority of the issued and outstanding Units. Your vote on these matters is very important. Abstentions or failure to return the enclosed Consent Form will have the same effect as voting AGAINST the Amendment and the Sale. Therefore, you are requested to complete, sign and return the Consent Form in the enclosed pre-paid envelope at your earliest convenience and, in any event, by [5:00 p.m.], New York City time, on [weekday], [month] [date], 1998 to __________________. Consent Forms that are executed but contain no voting instructions will be deemed to have consented to each of the Proposals.

                              John H. McClintock, Jr.
                              James H. Pugh, Jr.
                              Battery Park Capital Corp.
                              Thomas H. Lowder
                              James K. Lowder
                              Robert E. Lowder
                              General Partners

Date:  __________ __, 1998
Birmingham, Alabama

                         RIVERCHASE INVESTORS I, LTD.



                        CONSENT SOLICITATION STATEMENT




     This Consent Solicitation Statement is being furnished to all holders of units of limited partnership interest in Riverchase Investors I, Ltd., a Florida limited partnership (the "Partnership"), in connection with the solicitation by the general partners of the Partnership of consents of limited partners of the Partnership to (i) an amendment to the Partnership's Amended and Restated Certificate and Agreement of Limited Partnership and (ii) the sale of the Riverchase Apartments--Phase I, consisting of 248 apartment units and related improvements located in Temple Terrace, Florida, and the land on which such apartment units and improvements are located, and the resulting distribution of the net proceeds of such sale in liquidation of the Partnership.


     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The date of this Consent Solicitation Statement is ________ __, 1998.

                                    SUMMARY

     The following is a summary of certain information contained in this Consent Solicitation Statement regarding the proposed sale of Riverchase Apartments-- Phase I, consisting of 248 apartment units and related improvements located in Temple Terrace, Florida, and the land on which such apartment units and improvements are located (the "Project"), owned by Riverchase Investors I, Ltd., a Florida limited partnership (the "Partnership"), to Colonial Realty Limited Partnership, a Delaware limited partnership (the "Purchaser" or "Operating Partnership") and an indirect subsidiary of Colonial Properties Trust, an Alabama real estate investment trust ("Colonial"), and the resulting dissolution and liquidation of the Partnership. This Summary is qualified in its entirety by the more detailed information that follows it, and limited partners are urged to review carefully the entire Consent Solicitation Statement, including the Appendices, before voting.

Persons Making         This Consent Solicitation Statement is being furnished to
Solicitation           the limited partners of the Partnership (the "Limited
                       Partners") by John H. McClintock, Jr. ("McClintock"),
                       James H. Pugh, Jr. ("Pugh"), Battery Park Capital Corp., a New York corporation ("Battery Park"), Thomas H.
                       Lowder, James K. Lowder, and Robert E. Lowder (the
                       "Lowders"), each of which is a general partner of the Partnership (collectively, the "General Partners"). The
                       Limited Partners and the General Partners are referred to collectively as the "Partners."

The Partnership        The Partnership was formed in 1985 for the purpose of
                       constructing, owning and operating the Project. The
                       Partnership sold 11,052 Units in 1985 in a registered public offering for $1,000 per Unit. The objective of the Partnership was to operate the Project to produce revenue from the rental of apartment units.

The Project and the    The Project was completed in 1987 and was the first phase
Complex                of a three phase development of the Riverchase garden
                       apartment complex (the "Complex"). The second and third phases of the Complex are owned by the Purchaser. The
                       Complex is operated as a single integrated property by the Purchaser.

Summary of Sale        The Limited Partners are being asked to approve a
                       transaction involving the sale of the Project to the Purchaser, an affiliate of certain of the General
                       Partners, in exchange for $8,480,000 in cash (the
                       "Purchase Price") pursuant to a Real Estate Sales
                       Contract dated September 2, 1997, between the Partnership and the Purchaser (the "Sales Contract").

The Purchaser          The Purchaser is the "operating partnership" of Colonial.
                       Colonial, through the Operating Partnership, is involved in the ownership of multifamily, retail and office properties located in Alabama, Florida, Georgia, Mississippi,
                       North Carolina, South Carolina, Tennessee and Virginia development of new properties, acquisition of existing properties and build-to-suit development.

Purchase Price         The Purchase Price under the Sales Contract is $8,480,000
                       (approximately $34,194 per apartment unit), all of which will be paid in cash, as described further below, resulting in an estimated distribution of approximately
                       $767 per unit of limited partnership interest in the Partnership (the "Units") to the Limited Partners. The
                       Purchaser will obtain the funds for payment of the Purchase Price from its existing line of credit.

Matters to Be Voted    The General Partners are soliciting the approval of:
Upon

                       (1) an amendment to the Partnership's Amended and Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement") necessary to permit the Sale to the Purchaser; and

                       (2) the sale of the Project, pursuant to the Sales Contract.

Vote Required          Approval of the proposed amendment to the Partnership
                       Agreement (the "Amendment") and the proposed sale of the Project (the "Sale," and together with the Amendment, the "Proposals") each will require the approval of Limited
                       Partners holding a majority in interest of the issued and outstanding Units on the record date. As of the record date, there were outstanding 11,052 Units held of record by [1,225] holders.

                       Thomas Lowder, one of the General Partners of the Partnership, owns 33 Units, which he intends to vote FOR approval of the Proposals.

The Sales Contract     The Sales Contract establishes the terms of the proposed
                       Sale, the conditions to closing, and the rights and obligations of the Partnership and the Operating
                       Partnership. As is customary in commercial real estate transactions, the Sales Contract contains certain representations, warranties and indemnities of the Partnership. A copy of the Sales Contract is set forth as Appendix A.

Determination of             The Purchaser established the Purchase Price of
Purchase Price               $8,480,000 ($34,194 per apartment unit) and made an
                             offer in April 1997 to Thomas Lowder, as representative of the General Partners, to purchase the Project. In April 1997, after being presented with the Purchaser's proposal, each of the General
                             Partners, other than Thomas Lowder (who abstained due to the conflict of interest between his position in the Partnership and the Purchaser), agreed to accept the Purchase Price based on his or its belief that the Purchase Price exceeds the net amount the Partnership could obtain otherwise from a sale of the Project.

                             In establishing the Purchase Price, the Purchaser considered the present value of net operating income that the Purchaser believes the Project could generate in the future. In addition, the Purchaser considered the effect Florida transfer taxes would have on the value the Partnership could be expected to receive upon the consummation of a sale of the Project.

                             The General Partners believe that the proposed Sale is fair to the Limited Partners. The General Partners considered, among other things, the most recent annual appraisal of the Project. Furthermore, the General Partners have received an opinion from Robert A. Stanger & Co., Inc. ("Stanger") to the effect that, subject to the assumptions, limitations and qualifications set forth therein, the Purchase Price is fair to the Limited Partners from a financial point of view. A copy of the Stanger opinion is set forth as Appendix B.

Special Considerations       Limited Partners should review carefully the
and Conflicts of Interest    information set forth under the caption "Special
                             Factors" below in evaluating the Proposals. As described therein under the sub-caption
                             "--Background of the Sale," the General Partners, together with the Operating Partnership, have participated in efforts to sell the Complex, including the Project, for approximately three years, but received no bids deemed acceptable.

                             In addition to being general partners of the Partnership, the Lowders are equity owners in the Operating Partnership and Colonial. Thomas Lowder and James Lowder are trustees of Colonial, and Thomas Lowder is the Chief Executive Officer of Colonial. Accordingly, the Lowders may be deemed to have a conflict of interest with regard to the Proposals because of the desire of the Purchaser to purchase the Project at the lowest possible price and the desire of the Limited Partners to sell the Project for the highest possible price.

                             In connection with efforts by Bear Stearns Real Estate

                             Group, Inc. ("Bear Stearns") to arrange a sale of the Complex, Colonial has agreed to pay Bear Stearns a marketing fee of $100,000 for its efforts regarding the proposed sale of Phase II and Phase III of the Complex (both of which are owned by the Purchaser). This fee will be paid by Colonial and is unrelated to the proposed Sale.

Federal Income Tax           The Sale to the Purchaser for cash will be a
Consequences                 taxable transaction for the Partnership and the
                             Limited Partners. The Partnership will recognize gain on the sale to the extent that the cash proceeds received exceed the Partnership's adjusted basis in the Project. Such gain will be allocated to the Limited Partners in accordance with the applicable provisions of the Partnership Agreement.
                             If a Limited Partner has any unused suspended
                             "passive" losses from the Partnership or other passive investments, such losses may be used to the extent thereof to offset any gain recognized. EACH
                             LIMITED PARTNER SHOULD CONSULT ITS OWN TAX ADVISOR
                             WITH RESPECT TO THE TAX CONSEQUENCES OF A SALE OF
                             THE PROJECT TO THE PURCHASER FOR CASH AND THE
                             CONSEQUENT LIQUIDATION OF THE PARTNERSHIP.

     For a detailed discussion of the procedures and requirements for voting, see "Voting Rights and Information."

     CERTAIN OF THE GENERAL PARTNERS ARE AFFILIATES OF COLONIAL AND THE PURCHASER AND, THEREFORE, HAVE CONFLICTS OF INTEREST WITH RESPECT TO THE AMENDMENT AND THE SALE. ACCORDINGLY, THE GENERAL PARTNERS MAKE NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD VOTE FOR OR AGAINST THE PROPOSALS. EACH LIMITED PARTNER MUST MAKE HIS OR HER OWN DECISION WHETHER OR NOT TO VOTE FOR OR AGAINST THE PROPOSALS.

                                SPECIAL FACTORS

Background of the Sale

     The Partnership. The Partnership was formed in 1985 for the purpose of constructing, owning and operating Project. The Partnership sold 11,052 Units in 1985 in a registered public offering for $1,000 per Unit. There is no established trading market for the Units. The objective of the Partnership was to develop and operate the Project to produce revenue from the rental of apartment units. The Project constitutes substantially all of the Partnership's assets. The Partnership's offices (and the business address of each of the General Partners) is located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203.

     The Project and the Complex. The Project consists of 31 buildings containing 248 apartment units and the approximately 30 acres of land upon which such apartment units are located in the Riverchase garden apartment complex located in Temple Terrace, Hillsborough County, Florida. Temple Terrace is a suburban community located approximately seven miles northeast of downtown Tampa, Florida. The project was completed in 1987 and was the first phase of a three phase development of the Complex.

     The Complex consists of a total of 79 buildings containing a total of 776 apartment units situated on approximately 66 acres of land. The Project (Phase I of the Complex) is owned by the Partnership. Phase II and Phase III of the Complex are owned by the Purchaser. The Complex is operated as a single integrated property by the Purchaser.

     The Purchaser. The Purchaser is the "operating partnership" of Colonial. Colonial, indirectly through a wholly owned subsidiary, is the sole general partner of, and as of December 31, 1997, holds approximately 67.9% of the interests in the Purchaser. The Purchaser's executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203 and its telephone number is (205) 250-8700. The Purchaser was formed in 1993 as a Delaware limited partnership.

     Colonial. Colonial, through the Operating Partnership, is one of the largest developers, owners and operators of multifamily, retail and office properties in the southeastern United States. Colonial's common shares of beneficial interest (the "Common Shares") are traded on the New York Stock Exchange under the symbol "CLP." Colonial, through its various subsidiaries including the Operating Partnership, is a fully integrated real estate company whose activities include, as of December 31, 1997, ownership of a diversified portfolio of 83 properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Virginia, development of new properties, acquisition of existing properties and build to suit development. Colonial is a self-administered equity real estate investment trust ("REIT") whose real estate holdings presently include more than 15,000 apartment units,
7.1 million square feet of retail shopping space, and approximately 1.9 million square feet of leasable office space. The principal executive offices of Colonial and the Operating Partnership are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35202-1687, and its telephone number is (205) 250-8700.

     Previous Efforts to Sell the Project. The General Partners have engaged in several attempts to sell the Project as part of a sale of the Complex.

     Beginning in the second quarter of 1994, the Operating Partnership, on behalf of the General Partners, solicited bids to purchase the Complex, which at that time included only the Project and Phase II of the Complex. This effort resulted in two bids during April 1995: one for $17,894,736 for the Complex ($35,729 per apartment unit or an implied price of approximately $8.86 million for the Project) and one for $17,800,000 for the Complex (allocating $8.65 million, or approximately $34,879 per apartment unit, for the Project and $9.15 million, or approximately $36,309 per apartment unit, for Phase II). Thomas Lowder, as the representative of the General Partners, reviewed the bids and determined that neither bid was acceptable due to the purchase price that was proposed and/or the closing conditions that would have been imposed (including conditions relating to the land on which Phase III of the Company would be developed).

     Beginning in May 1995, the Operating Partnership, on behalf of itself and the General Partners, listed the Complex, including the Project, for sale through Perlman Baird (a real estate firm) as broker. Perlman Baird received only one written offer, which related only to the Project and Phase II of the Complex. This written offer proposed a purchase price of $15,200,000 ($30,400 per apartment unit or an implied price of approximately $7.54 million for the Project). Thomas Lowder, as the representative of the General Partners, reviewed the bid and determined that the bid was not acceptable due to the purchase price that was proposed and the closing conditions that would have been imposed.

     In March 1996, the General Partners, on behalf of the Partnership, retained Bear Stearns, an affiliate of Battery Park, as its exclusive sales agent to attempt to find a purchaser for the Project. At the same time the Operating Partnership retained Bear Stearns as its sales agent to attempt to find a purchaser for each of Phase II and Phase III of the Complex. Bear Stearns prepared solicitation materials that were distributed to approximately 40 potential buyers that Bear Stearns believed to be qualified to purchase the Complex. These solicitation materials set an asking price for the Complex of $18.3 million for Phases I and II ($36,600 per apartment unit) plus the greater of (i) $15.2 million or (ii) an amount equal to the net operating income produced by Phase III during the month prior to closing multiplied by 12 with the result being divided by 9.00%, for Phase III. Bear Stearns received five written offers to purchase the Complex, one of which was subsequently withdrawn. These offers provided for purchase prices for the Complex of $30.9 million ($31,960 per apartment unit in the Project and Phase II and $54,130 per apartment unit in Phase III (or an implied price of approximately $7.93 million for the Project)), $28.8 million ($32,600 per apartment unit in the Project and Phase II and $45,290 per apartment unit in Phase III (or an implied price of approximately $8.08 million for the Project)), $26 million ($33,505 per apartment unit or an implied price of approximately $8.3 million for the Project), and $25.7 million ($33,183 per apartment unit or an implied price of approximately $8.23 million for the Project), respectively. Thomas Lowder, as the representative of the General Partners, reviewed the various bids and after consultation with the other General Partners determined that due to the purchase price that was proposed and/or the closing conditions that would have been imposed, each of such bids were not acceptable.

     In considering each of the foregoing bids, the General Partners noted each bid was submitted prior to completion of the customary due diligence review of the Project. Based upon their knowledge and experience with regard to sales of multi-family properties, the General Partners believed the due diligence review would result in a reduction of the amount realized by the Partnership, as the bid would be reduced to offset certain capital expenditures to be incurred by the potential purchaser. For example, the General Partners estimate that the Purchaser will incur approximately $300,000 to fund capital expenditures for the Project. The Purchase Price already takes such capital expenditures into account, however, the foregoing bids do not. The General Partners also noted that the foregoing bids would be reduced by any real estate sales commissions; however, the Purchase Price will not be reduced by any real estate sales commissions.

Purpose of the Sale

     The General Partners anticipated at the time the Units were offered and sold that, as with most real estate ventures, the Partnership would not continue indefinitely, but would sell the Project (or the Complex) and be liquidated at such time as a sale were determined to be in the best interests of the Limited Partners. In a letter to the Limited Partners dated March 12, 1996, the General Partners advised the Limited Partners that the General Partners had entered into a sales agreement with Bear Stearns to market the Partnership's assets. Consistent with the original expectation, the General Partners now seek to sell the Project.

     The purpose of the Sale is to allow the Partnership to liquidate its investment in the Project at a price which the General Partners believe is fair to the Partnership and the Limited Partners.

     The General Partners believe that the following are the principal potential benefits and potential detriments to the Limited Partners of consummation of the Sale.

Opportunity to Liquidate Investment

     The Sale will provide the Limited Partners with an opportunity to liquidate their investment in the Partnership. Upon consummation of the Sale, the net proceeds from the Sale will be distributed in accordance with the terms of the Partnership Agreement. Because there is no public market for them, the Units are not readily convertible to cash. In the absence of a sale of the Project, the Units are a relatively illiquid investment.

Opportunity to Obtain Value for the Project

     The Sale provides the Partnership with an opportunity to sell the Project for a price that the General Partners believe to be fair to the Partnership and the Limited Partners. Furthermore, an independent third-party (Stanger) has rendered an opinion that the Purchase Price is fair to the Limited Partners from a financial point of view. In addition, under the terms of the Sales Contract the entire net proceeds of the Sale will be released to the Partnership upon consummation of the Sale, without retention of a portion of the proceeds in an escrow account pending satisfaction of post-closing conditions.

Opportunity to Sell the Project without the Payment of Real Estate Sales Commissions

     The Sale provides the Partnership with an opportunity to sell the Project without incurring the obligation to pay any real estate sales commissions. Based upon their experience with similar real estate projects, the General Partners believe that such commissions generally reduce the amount of proceeds to a seller of real estate by approximately 3.5%.

Elimination of Risk of Real Estate Ownership

     Ownership of Units is subject to the risks inherent in the ownership of real estate, which include changes in general or local economic conditions, changes in the supply of or demand for competing property in the area of the Project, changes in interest rates, the need to maintain the Project and to provide for substantial costs of major repairs, replacements, improvements, and other capital expenditures, and the inability to collect rent from tenants due to bankruptcy or insolvency of tenants or otherwise which may render difficult the sale of the Project. The Sale would enable the Limited Partners to terminate their investment in the Partnership and thereby eliminate these risks.

Detriments

     The consummation of the Sale would result in the dissolution of the Partnership and Limited Partners would no longer be equity owners of the Partnership. As a result, Limited Partners would not participate in future appreciation, if any, of the value of the Project.

     No unaffiliated representative was retained to act on behalf of the Limited Partners for the purpose of negotiating the terms of the proposed sale of the Project to the Purchaser. If an unaffiliated representative had been retained, the terms of the Sales Contract may have been different, and possibly more favorable to the Limited Partners. Moreover, the real estate market is inherently unpredictable, and there can be no assurance that the real estate and/or financing markets in general will not improve following the Sale, creating an environment for a more favorable sale of the Project in the future.

Alternatives Considered

     In considering whether or not to enter into the Sales Contract, the General Partners considered several alternatives.

     As noted above, beginning in the third quarter of 1994, the General Partners have engaged in several attempts to sell the Project as part of a sale of the Complex to an unaffiliated third party on an all cash basis. The General Partners did not believe that any of the bids received as part of this process were acceptable.

     The General Partners also considered continuing to hold the Project for a longer period of time in the hope of achieving capital appreciation. In rejecting this alternative, the General Partners considered the age of the Project and the need for additional capital expenditures to refurbish the Project in order to compete with newer Class A apartment facilities and concluded that (i) the Limited Partners would be more interested in an opportunity to liquidate their investment in Units at this time, and (ii) there was no assurance that the value of the Project would increase substantially in the near future. The General Partners believe that now is the time to sell the Project because property values are currently high due to the availability of capital for real estate investment and competition for available properties by a large number of well capitalized real estate companies, including REITs. In any event, the Limited Partners have the opportunity to determine by vote whether to approve the Sale, in which event the Project will be sold, or to disapprove the Sale, in which event the Project will continue to be owned and operated by the Partnership.

Determination of the Purchase Price

        The Purchaser established the Purchase Price of $8,480,000 ($34,194 per apartment unit), and made an offer in April 1997 to Thomas Lowder, as representative of the General Partners, to purchase Project. In April 1997, after being presented with the Purchaser's proposal, each of the General Partner's, other than Thomas Lowder (who abstained due to the conflict of interest between his position in the Partnership and the Purchaser), including the General Partners who are not affiliated with the Purchaser (McClintock, Pugh and Battery Park (the "Unaffiliated General Partners")), agreed to accept the Purchase Price based on his or its belief that the Purchase Price exceed the net amount the Partnership could obtain otherwise from a sale of the Project.
Thomas Lowder was authorized by the five other General Partners, including the three Unaffiliated General Partners to negotiate the terms and conditions (other than the Purchase Price) of the Sales Contract with the Purchaser, which manages the Project, on terms customary for sales of similar properties. Due to Thomas Lowder's affiliation with both the Partnership and the Purchaser, the terms and conditions of the Sales Contract may not be deemed to be the result of arm's length negotiations between the Purchaser and the Partnership. However, the Unaffiliated General Partners have reviewed and approved the terms of the Sales Contract. No unaffiliated representative has been retained to act solely on behalf of the Limited Partners to negotiate or evaluate the Sales Contract. If an unaffiliated person had been engaged, the terms and conditions of the Sales Contract might have been different, and possibly more favorable, to the Partnership.

     The Purchase Price was established by the Purchaser at an amount that would equal the Purchaser's projected present value of future net operating income that the Purchaser believes the Project may generate less capital improvements necessary for the future net operating income to be realized. In making this calculation, the Purchaser made certain projections of the financial results of the Project for the eighteen months following consummation of the Sale, based in part upon the year to date results of the Project as of June 30, 1997. The Purchaser then applied a capitalization rate it believed to be appropriate for an investment in multi-family properties of the age and quality of the Project to the projected net operating income for 1998 to determine the value of the total investment the Purchaser proposes to make in the Project. The Purchaser then deducted the costs associated with capital improvements that it would fund and it believed would be necessary in order for its projections to be realized and certain expenses that would normally be borne by the sellers in such transactions, to arrive at the Purchase Price. The following table sets forth the projections prepared by the Purchaser in determining the value of the total investment the Purchaser proposes to make in the Project.

                               Budget to June 1997      Purchaser's Stabilized Projection*
                               (annualized)                     (annualized)
Gross Potential Rent                 $1,667,102                 $1,702,253
Other Income                             69,714                     64,584
Rent Concessions                        (73,562)                   (34,211)
Vacancy                                (231,238)                  (136,180)
                                      ----------                 ----------
     Total Revenue                    $1,432,016                 $1,596,446
Management Fees                          $71,236                    $63,858
Insurance                                 25,994                     24,840
Operating Expenses                       461,478                    491,880
Taxes                                    171,432                    171,432
                                      ----------                 ----------
     Total Expenses                     $730,140                   $752,010
Net Operating Income                    $701,876                   $844,436

     Projected Net Operating Income                                $844,436
            divided by capitalization rate                           /9.54%
            equals Purchaser's estimated Project value            8,854,360
                                                                 ----------

     Less: Capital Improvements to be funded by Purchaser          $300,000
            Document stamps                                          59,360
            Engineering, Legal, Audit, Miscellaneous                 15,000
                                                                   --------

            Purchase Price                                       $8,480,000
                                                                 ==========

--------------------------

* Represents the Purchaser's estimate of amounts that would be realized approximately eighteen months after consummation of the Sale.

     Neither the Partnership nor the General Partners participated in the preparation of this projected data. The foregoing projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Consent Solicitation Statement only for informational purposes. The Partnership's independent auditors have not examined, compiled or applied any procedures with respect to this data and express no opinion or any kind of assurance thereon. While presented with numerical specificity, this projected data is based upon a variety of assumptions relating to the business of the Partnership which may not be realized and is subject to significant uncertainties and contingencies, many of which are beyond the control of the Partnership and, therefore, this projected data is inherently imprecise, and there can be no assurance that projected financial results or any valuation assumed therein will be realized. It is expected that there will be differences between actual and estimated or projected information set forth above and actual results may vary materially from those shown.

     In determining the value it was willing to pay for the Project, the Purchaser noted the effect Florida transfer taxes would have on the value the Partnership could be expected to receive upon the consummation of a sale of the Project. The Purchaser estimates that these transaction costs would reduce the value received for the Project by approximately $59,360 (0.7%). The Purchaser will pay the Florida transfer taxes in connection with the Sale and the Purchase Price will not be reduced by the amount of such costs. The Purchaser also considered certain other expenses that it will pay, which expenses would normally be borne by the seller in such transactions, to arrive at the Purchase Price.


     Neither Stanger nor Consortium Appraisal Services, Inc. (the "Appraiser") participated in establishing any terms of the Sales Contract. Stanger was retained solely to render its opinion as to whether the Purchase Price to be received by the Partnership pursuant to the Sales Contract, is fair, from a financial point of view, to the Limited Partners. The Appraiser was retained solely to estimate the market value of the fee simple interest in the Project, including chattels, under market conditions prevailing on the date of the Appraisal Report (January 22, 1998).

     The Purchaser will obtain the funds for payment of the Purchase Price from its existing line of credit with a group of banks led by South Trust Bank, N.A. and including AmSouth Bank, Wells Fargo Bank, N.A., PNC bank, Ohio, N.A., and First National Bank of Commerce, N.A. This unsecured line of credit is used by Colonial primarily to finance additional property investments and bears interest at a floating rate at 110 points over LIBOR. This line of credit is renewable annually and provides for a two-year amortization in the case of non-renewal. The agreement evidencing this line of credit includes a competitive bid feature that will allow Colonial to convert up to $100 million of outstanding indebtedness under the line of credit to a fixed rate, for a fixed term not to exceed 90 days.

Position of the General Partners; Fairness of the Proposed Sale

     Since certain of the General Partners are affiliates of the Purchaser and Colonial, these General Partners may be deemed to have substantial conflicts of interest with respect to the Sale. See "Special Factors--Interests of Certain Persons; Potential Conflicts of Interest." Accordingly, the General Partners make no recommendation to any Limited Partner as to whether to vote for or against the Proposals. EACH LIMITED PARTNER MUST MAKE HIS OR HER OWN DECISION WHETHER TO VOTE FOR OR AGAINST THE PROPOSALS BASED UPON A NUMBER OF FACTORS, INCLUDING THE LIMITED PARTNER'S FINANCIAL POSITION, NEED OR DESIRE FOR LIQUIDITY, OTHER FINANCIAL OPPORTUNITIES, WILLINGNESS AND ABILITY TO BEAR THE ECONOMIC RISKS OF THE INVESTMENT AND TAX POSITION.

     The General Partners (including the Unaffiliated General Partners) believe that the proposed Sale is fair to the Limited Partners. The General Partners base this belief on the following factors:

     (i) the determination by the General Partners and the Operating Partnership in the second quarter of 1994 to attempt to sell the Project as part of a sale of the Complex;

     (ii) the unsuccessful attempts by the General Partners and the Operating Partnership to find a buyer for the Complex, including the Project, as described above in "--Alternatives Considered";

     (iii) the most recent annual Appraisal Report, which states that the estimated market value of the fee simple interest in the Project is $8,450,000, under market conditions prevailing as of January 22, 1998;

     (iv) information with respect to the financial condition, results of operations and prospects of the Project, as well as the current conditions and risks involved with its business;

     (v) the general illiquidity of the Units, and the fact that a sale of the Project would enable the Limited Partners to liquidate their investment by converting the value of the Project to cash;

     (vi) the written opinion from Stanger described below in "Opinion of Stanger" to the effect that the Purchase Price is fair to the Limited Partners from a financial point of view, as well as the judgment of the General Partners that the review performed by Stanger in arriving at its opinion was reasonable and analytically sound;

     (vii) the fact that, based upon the General Partners' experience in the real estate industry and considering the time and risk involved in attaining the Purchaser's projected stabilized net operating income for the Project, the General Partners believe the capitalization rate applied to the projected net operating income of the Project by the Purchaser is consistent with prevailing capitalization rates for other multi-family property acquisitions;

     (viii) the determination of the General Partners that the Purchase Price exceeds the going concern value of the Project;

     (ix) the General Partners' belief that the Limited Partners anticipated that the Project would be sold and the Partnership liquidated before this time, and that the Sale would accomplish those objectives relatively quickly; and

     (x) the fact that the Sales Contract would avoid the payment by the Partnership of sales commissions or Florida transfer taxes in connection with the sale of the Project.

     (xi) the fact that the Sale is subject to approval of a majority in interest of the issued and outstanding Units.


     The Unaffiliated General Partners considered each of the factors listed above in light of the knowledge of the business and operations of the Partnership and their business judgment. In reviewing the above factors, the Unaffiliated General Partners believe that the factors described were favorable to the determination regarding the fairness of the Sale. No other factors were considered by the Unaffiliated General Partners. The General Partners (including the Unaffiliated General Partners) did not consider historical market prices or net book value of the Units in their fairness determination because there is no established trading market for the Units and they did not believe that historical market prices or net book value are relevant to a sale of real estate, such as the Project.

     In view of the wide variety of factors considered in connection with the evaluation of the Sale, the Unaffiliated General Partners did not find it practical to, nor did they, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their belief that the Sale is fair to the Limited Partners.

Opinion of Stanger

     On July 31, 1997, the Partnership engaged Stanger, an independent financial advisory firm with substantial real estate and partnership experience, to deliver a written summary of its determination as to the fairness to the Limited Partners, from a financial point of view, of the Purchase Price to be paid for the Project in the Sale. The full text of the Stanger Fairness Opinion, which contains a description of the assumptions made, matters considered and limitations on the review and analysis, is attached as Appendix B to this Consent Solicitation Statement and should be read in its entirety. Certain of the material assumptions and limitations to the Stanger Fairness Opinion are described below. The summary set forth below does not purport to be a complete description of the analyses used by Stanger in rendering the Stanger Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description.

     Except for certain assumptions described more fully below which the Partnership advised Stanger that it would be reasonable to make, the Partnership imposed no conditions or limitations on the scope of Stanger's investigation or the methods and procedures to be followed in rendering the Stanger Fairness Opinion. The Partnership has agreed to indemnify Stanger against certain liabilities arising out of Stanger's engagement to prepare and deliver the Stanger Fairness Opinion.

     Experience of Stanger. Since its founding in 1978, Stanger has provided information, research, appraisal, investment banking and consulting services to clients throughout the United States, including major New York Stock Exchange firms and insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. The Partnership selected Stanger to provide fairness opinion services because of its experience and reputation in connection with real estate partnerships, real estate assets, and mergers and acquisitions.

     Summary of Materials Considered. In the course of Stanger's analysis to render its opinion, Stanger: reviewed a draft of the Consent Solicitation Statement related to the Sale in substantially the form which will be filed with the Securities and Exchange Commission ("SEC"); reviewed a draft of the Sales Contract between the Partnership and the Purchaser, in substantially the form which will be used to consummate the transaction; reviewed the Partnership's annual reports filed with the SEC on Form 10-K for the three fiscal years ending December 31, 1994, 1995 and 1996 and the quarterly reports filed with the SEC on Form 10-Q for the three-month, six-month and nine-month periods ending March 31, June 30, and September 30, 1997, which reports the Partnership's management has indicated to be the most current publicly available financial statements; reviewed summary historical operating statements for the Project for 1994, 1995, 1996 and 1997, and operating budgets for 1997; performed a site inspection of the Project and reviewed local real estate market conditions; reviewed information regarding purchases and sales of apartment properties in the general market area of the Project and other information relating to acquisition criteria for apartment properties; reviewed the most recent annual appraisal of the Project, dated January 22, 1998; discussed with management of the Partnership and the Purchaser (which manages the Project) conditions in the local market for apartment properties, conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership, current and projected operations and performance of the Project, the physical condition of the Project, and the financial condition of the Partnership; reviewed purchases of multi-family properties performed by the Purchaser or its affiliates during the 18 months ended August 31, 1997; interviewed representatives of Bear Stearns regarding the process utilized in soliciting, receiving and evaluating prior bids to purchase the Complex; reviewed the offering materials provided to prospective purchasers of the Complex and a summary of the bids which were received as a result of the bidding process; and conducted other studies, analyses, inquires and investigations as Stanger deemed appropriate.

     Summary of Reviews. The following is a summary of certain reviews conducted by Stanger in connection with and in support of its fairness opinion. The summary of the opinion and reviews of Stanger set forth in this Consent Solicitation Statement is qualified in its entirety by reference to the full text of such opinion.

     In preparing its opinion, Stanger performed a site inspection of the Project on August 14, 1997. In the course of this site visit, the physical facilities of the Project were inspected, current rental and occupancy information for the Project were obtained, current local market conditions were reviewed, a sample of primary competing properties were identified and visited, and local property management personnel were interviewed concerning the Project and local market conditions. In conducting the reviews, Stanger also reviewed and relied upon information provided by the Partnership and its General Partners, including, but not limited to: financial schedules of historical and current lease rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information, including unit mix and rentable square footage; and information relating to any required capital expenditures and deferred maintenance.

     Stanger also reviewed historical operating statements for the Project for 1994, 1995, 1996 and 1997, and operating budgets for 1997, and discussed with management the current and anticipated operating results of the Project.

     In addition, Stanger interviewed key management personnel of the Partnership and the Purchaser (which manages the Project). Such interviews included discussions of competitive conditions in the local market, area economic and development trends affecting the Project, historical and budgeted operating revenues and expenses and occupancies and the physical condition of the Project (including any deferred maintenance, renovations, reconfigurations and other factors affecting the physical condition of the improvements), and projected capital expenditures and building improvements.

     Stanger also reviewed the acquisition criteria used by owners, operators and investors in the type of real estate owned by the Partnership, utilizing published information and information derived from interviews conducted by Stanger with various sources in the local property market, such as real estate brokers, appraisers, and apartment property investors. In addition, Stanger interviewed various sources in local markets to identify recent sales of similar properties. Sources for such information included local appraisers and real estate brokers. Stanger also reviewed transactions involving multi-family properties performed by the Purchaser or its affiliates during the 18 months ended August 31, 1997.

     Stanger also reviewed the January 22, 1998 appraisal of the Project and discussed the appraisal process, methodology, analysis and conclusions with the Appraiser. Stanger observed that the Appraisal Report was certified by a member of the Appraisal Institute.

     Stanger also considered that the Complex, which includes the Project together with two adjacent projects owned by affiliates of the General Partners, was offered for sale pursuant to a competitive bidding process. The prices offered as a result of the bidding process were reviewed on a per apartment unit and implied capitalization rate basis.

     In preparing the Stanger Fairness Opinion. Stanger did not note any factors other than the foregoing factors and its analysis of such factors as set forth in the Stanger Fairness Opinion.

     Conclusions. Stanger concluded, based upon the foregoing and its analysis and the assumptions, qualifications, and limitations stated below, and as of the date of the Stanger Fairness Opinion, that the Purchase Price to be paid for the Project in the Sale is fair to the Limited Partners from a financial point of view.

     Assumptions. In rendering the Stanger Fairness Opinion, Stanger relied, without independent verification, on the accuracy and completeness of all financial and other information contained in the Consent Solicitation Statement or that was otherwise made available, furnished or otherwise communicated to Stanger by the Partnership, the General Partners of the Partnership, the Purchaser, the on-site management of the Project, Bear Stearns, the Appraiser, or third party sources. Stanger was not engaged to and has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. Stanger relied upon the representations of the General Partners of the Partnership and management of the Project concerning any environmental liabilities, deferred maintenance and estimated capital expenditure requirements. Stanger also relied upon the assurance of the Partnership, the General Partners of the Partnership, the Purchaser and the on-site management of the Project that any financial statements, projections, forecasts, or capital expenditure estimates and other information provided to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Project or other information reviewed between the date of such information provided and the date of the Stanger Fairness Opinion, and that the Partnership, the General Partners of the Partnership, the Purchaser and the on-site management of the Project are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect.

     Limitations and Qualifications of Fairness Opinion. Stanger was not asked to and therefore did not: (i) appraise the Project; (ii) select the method of determining the Purchase Price offered in the Sale; (iii) make any recommendations to the partners of the Partnership with respect to whether to approve or reject the Sale; or (iv) express any opinion as to the business decision to effect the Sale, alternatives to the Sale, or tax factors resulting from the Sale. The Stanger Fairness Opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated as of the date of Stanger's analysis, and does not reflect any changes in those conditions that may have occurred since that date.

     In connection with preparing the Stanger Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. Stanger will not deliver any additional written summary of the analysis.

     Compensation and Material Relationships. Stanger has been paid a fee by the Partnership of $60,000 for preparing the Stanger Fairness Opinion relating to the Sale. In addition, Stanger will be reimbursed for all reasonable out-of-pocket expenses, including legal fees, up to a maximum of $5,000 and indemnified against certain liabilities, including certain liabilities under the federal securities laws. The fee was negotiated between the Partnership and Stanger. Payment of the fee to Stanger is not dependent upon completion of the Sale.

     The Partnership has not retained Stanger to render any other services during the past two years. Likewise, the Purchaser has not retained Stanger to render any services during the past two years. However, in connection with the formation of Colonial in 1993, Stanger was retained by each of the partnerships included in the formation of Colonial and the general partners thereof to render an opinion on behalf of the limited partners of those partnerships as to the fair market value of the real estate owned by each partnership and the fairness of the consideration received by each partnership.

Appraisal Report

     Each year the Partnership engages an appraiser to perform an appraisal of the Project. In January 1998, the Partnership engaged the Appraiser, an independent MAI real estate appraisal firm to perform an appraisal of the Project. The Appraiser was chosen because of its substantial experience and expertise in real estate appraising and the fact that it had appraised the Project in the past. During the past three years, the Partnership has paid the Appraiser approximately $13,000 ($4,000 in 1996, $4,000 in 1997 and $5,000 in
1998) for appraisal services. The purpose of the appraisal was to estimate the market value of the fee simple interest in the subject real estate, including chattels, under market conditions prevailing on January 22, 1998.

     The scope of the appraisal assignment included a physical inspection of the Project's site and improvements; a review of site and building plans for the Project; discussions with county planning, zoning and tax officials regarding the current zoning, future land use designation and real estate assessments applicable to the Project; a review of the preceding five-year sales history of the Project; an analysis of the Tampa area; an analysis of the Project's neighborhood and market area relative to past and present development trends and current market conditions; a search for past sales and current listings involving similar sites and improved properties; an analysis of rental rates and terms for similar improved properties located in the Project's general market area; an analysis of operating expenses relative to similar properties in the Project's general market area; and an analysis of the Project's historic operations. In developing value estimates for the Project, the Appraisers employed all three of the traditional valuation methods, which include the Cost, Income and Market Comparison Approaches.

     The appraisal process is a process in which the data used to estimate the value of the Project are acquired, classified, analyzed and presented. The first step is defining the appraisal problem (i.e., identification of the real estate, the effective date of the value estimate, the property rights being appraised, and the type of value sought). Once this has been accomplished, the Appraiser collects and analyzes the factors that affect the market value of the Project. These factors include area and neighborhood analysis, site and improvement analysis, highest and best use analysis, and the application of the three approaches generally used by appraisers to estimate the value of income producing property: the Cost Approached; Direct Sales Comparison Approach (also known as the Market Data Approach); and the Income Approach.

     The first approach available to the Appraiser is the Cost Approach to value. Accrued depreciation is calculated and deducted from the estimated construction cost of the improvements. The resulting depreciation cost is then added to the land value. The resultant figure indicates the value of the whole property. Generally, the land value is obtained through the analysis of comparable land sales utilizing the Direct Sales Comparison Approach. Reproduction or replacement cost new of the improvements is estimated on the basis of current prices for the component parts of the building less depreciation, computed after analyzing the disadvantages or deficiencies of the existing building as compared to a new building.

     The Income Approach is predicated on the assumption that there is a relationship between the amount of income a property will earn and its value. This approach is based on the principle that value is created by the expectation of benefits derived in the future. The anticipated annual net income of the subject property is processed to produce an indication of value. Net income is the income generated before payment of any debt service. The process of converting it into value is called capitalization, which involves dividing the net income by a capitalization rate. Factors such as risk, time, interest on the capital investment, and recapture of the depreciation asset are considered in the rate. The appropriateness of this rate is critical, and there are a number of techniques by which it may be developed.

     The Direct Sales Comparison Approach is used to estimate the value of the land as if vacant and/or the whole property as improved. The Appraiser gathers data on sales of comparable properties and analyzes the nature and condition of each sale, making logical adjustments for dissimilar characterstics. Typically, a common denominator is found. For land value, this is usually either a price per acre or a price per square foot; for improved properties, the common denominator may be price per square foot or price per unit, or a gross rent multiplier.

     A final step in the appraisal process is the reconciliation or correlation of the value indications. In the reconciliation, or correlation, the Appraiser considers the relative applicability of each of the three approaches used, examines the range between the value indications, and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property, and the adequacy and reliability of the data are analyzed; these considerations influence the weight given to each of the approaches to value. In analyzing the three approaches to value, it can be readily observed that most of the information pertaining to the fair market value of the subject property must be derived from the marketplace because the Appraiser anticipates the actions of buyers and sellers in the market.

     In the Appraisal Report, the Cost, Income and Market Approaches to value have been developed into an indicated market value estimate. The indicated market values reflected by the applicable approaches have been correlated into a final value estimate.

     The three approaches to value, as utilized in the appraisal report, reflect a relatively narrow range of values for the Project. Summary comments pertaining to each value indication are provided as follows:


     Cost Approach:    The Cost Approach to value, as developed in the
Appraisal Report, was based upon cost data available from published national sources relating to multi-family construction projects in the Florida market place, coupled with comparable land sales data. The Project was significantly impacted by external obsolescence and limited recent land sales data was available within the subject market area. In correlating the value estimated for the Project, the Appraisal Report gave little consideration to the Cost Approach. As cited in the Appraisal Report, this is due to the significant amounts of external obsolescence affecting the Project, as well as the lack of recent comparable land sales within the Project's immediate market. As a result, the Appraisal Report stated that the value indication of $8,449,000 reflected by the Cost Approach was given little consideration.

     Income Approach:    The Income Approach to value produced a value
indication for the Project of $8,250,000. The Appraisal Report stated that the Income Approach to value appeared to be supported with each of its primary components being documented by market activity. Rent comparables were obtained on rental apartment properties within the Project's market area. Market data pertaining to occupancy rates and rent concessions were also derived from the comparable properties. Operating expenses were estimated by giving consideration to a number of sources including the Project's actual expenses, published expense data, independent estimates prepared by the Appraiser and comparables from the market place. The resulting net operating income was capitalized into an indication of value based upon a review of overall capitalization rates obtained from the market.

     The Income Approach to value was considered by the Appraiser to be a well documented analysis of the Project which provided a strong indication of value that was based on the Project's income producing characteristics. The Appraisal Report stated that the Income Approach to value was very important as a tool to estimate the value of the Project, since buyers and sellers in the market for similar properties employ a similar analytical technique in establishing purchase prices and values.

     Market Approach: Sales data was obtained involving comparable properties within the Project's market. Specifically, seven sales of similar apartment developments within the Tampa/St. Petersburg Metropolitan Area were reviewed. Based upon such review, a value indication of $8,630,000 was developed for the Project. Based upon the comparability of the market data which was available for utilization within the Market Approach, this approach to value was heavily weighted when estimating a correlated value for the Project.

     Summary Comments and Conclusions:   The Appraisal Report stated that the
Cost Approach to value was generally supported with adequate data being available to develop replacement cost and depreciation estimates. However, the Project was significantly effected by external obsolescence and limited land sales data was available upon which to estimate the land value of the subject site. The Cost Approach to value produced a value indication at the middle of the range reflected by the three approaches reviewed in the appraisal report, but was ultimately given little consideration when correlating a value estimate for the Project.

     The Appraisal Report stated that both the Income and Market Approaches to value appeared well supported and market data was available for utilization when developing these approaches to value. In addition, the Appraiser stated that both of these approaches are currently considered by most buyers and sellers to be most relevant when analyzing or valuing income producing properties like the Project. Therefore, these approaches to value were given equal weight and consideration when estimating a correlated market value for the Project.

     Based upon this data, it was the Appraiser's opinion that the market value of the fee simple interest in the Project, based upon market conditions existing on January 22, 1998, and subject to the limiting conditions and contingencies set out in the Appraisal Report, was $8,450,000.

     In considering the Appraisal Report, the General Partners observed that the Appraisal Report did not consider the effect that any real estate sales commissions or Florida transfer taxes would have on the value that the Partnership could expect to receive upon a sale of the Project.

     A copy of the appraisal report is available for inspection and copying at the offices of the Partnership at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203 during regular business hours by any interested Limited Partner or his or her representative who has been so designated in writing. The appraisal report has also been filed as an exhibit to the Schedule 13E-3 that has been filed with the SEC as discussed in "Other Matters." A copy of the appraisal report will be sent to any interest Limited Partner or his or her representative who has been so designated in writing upon written request to the Partnership at the address listed above.

Position of Colonial and the Operating Partnership Regarding Fairness of the Proposed Sale

     Colonial and the Purchaser believe that, based upon their experience in purchasing, operating, and managing properties, the Sale is fair to the Limited Partners. In reaching this determination, Colonial and the Purchaser considered the following factors:

     (i) the unsuccessful attempts by the General Partners and the Operating Partnership to find a buyer for the Complex, including the Project, as described above in "--Alternatives Considered";

     (ii) the most recent Appraisal Report, which states that the estimated market value of the fee simple interest in the Project is $8,450,000 based upon market conditions prevailing on January 22, 1998;

     (iii) the fact that Limited Partners anticipated that the Project would be sold and the Partnership liquidated before this time, and the Sale would accomplish those objectives relatively quickly;

     (iv) information with respect to the financial condition, results of operations and prospects of the Project, as well as current conditions and risks involved with its business;

     (v) the general illiquidity of the Units, and the fact that a sale of the Project would enable the Limited Partners to liquidate their investment by converting the value of the Project to cash;

     (vi) the fact that the consummation of the Sale is conditioned upon approval by holders of a majority in interest of the Units, thereby allowing the Limited Partners collectively to determine whether the Sale of the Project is consummated;

     (vii) the Purchaser's belief that the Sale represents an opportunity for Limited Partners to obtain fair value for the Project in a market and at a time when the prospects for a future sale on significantly better terms is uncertain;

     (viii) the possibility of future increases of the value of the Project;
and

     (ix) while Colonial and the Purchaser have not relied upon, they have considered the written opinion from Stanger described above in "--Opinion of Stanger" to the effect that the Purchase Price to be received by the Partnership pursuant to the Sales Contract is fair to the Limited Partners from a financial point of view.

     In view of the wide variety of factors considered in connection with the evaluation of the Sale, Colonial and the Purchaser did not find it practical to, nor did they, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their opinion. Colonial and the Purchaser considered each of the factors listed above in light of the knowledge of the business and operations of the Partnership and their business judgment. In reviewing the above factors, Colonial and the Purchaser believe that the factors described in paragraphs (i) - (v), (vii) and (ix) were favorable to the determination regarding the fairness of the Sale, since the Project may increase in value in the future (although there can be no assurance that this will occur) the factor described in paragraph (viii) may be deemed unfavorable to the determination of the fairness of the Sale, and that the factor described in paragraph (vi) was neither favorable nor unfavorable. No other factors were considered by Colonial and the Purchaser. Colonial and the Purchaser did not consider historical market prices or net book value of the Units in their fairness determination because there is no established trading market for the Units and they did not believe that historical market prices or net book value are relevant to a sale of real estate, such as the Project.

Plans for the Partnership; Certain Effects of the Sale

     The consummation of the Sale will constitute a sale of substantially all of the assets of the Partnership. The Partnership Agreement provides that the Partnership shall be dissolved upon a sale of all interests in the Project and any other assets of the Partnership. Accordingly, the consummation of the Sale will result in the dissolution of the Partnership and the distribution of proceeds in liquidation as provided in the Partnership Agreement. The General Partners estimate that liquidation will result in a distribution to the Limited Partners of approximately $767 per Unit (approximately $455 per Unit representing a return of capital and approximately $312 per Unit representing income and gain).

     As a result of the Sale, the Purchaser will own the Project and be entitled to all net income, if any, derived from the Project in the future. Following the Sale, the Purchaser will be entitled to all the benefits from any future increase in the value of the Project, but also will bear the risk of any decrease in the value of the Project.

Interests of Certain Persons; Conflicts of Interest

     In considering whether to vote for or against the Proposals, Limited Partners should be aware that certain of the General Partners and the Purchaser are affiliated parties and, therefore, may have substantial conflicts of interest with respect to the Amendment and Sale. The Lowders, who are general partners of the Partnership, as of December 31, 1997, own 1,599,968 Units of the Purchaser and indirectly own approximately 13.2% of the equity of the Purchaser. Thomas Lowder and James Lowder also serve on the Board of Trustees of Colonial, and Thomas Lowder serves as Colonial's President and Chief Executive Officer. See, "Special Considerations --Conflicts of Interest of the General Partners."


     In connection with efforts by Bear Stearns to arrange a sale of the Complex, Colonial has agreed to pay Bear Stearns a marketing fee of $100,000 for its efforts regarding a proposed sale of Phase II and Phase III of the Complex. This fee will be paid by Colonial and is unrelated to the proposed Sale.

     In connection with the completion of the construction of the Complex, Lowder Construction Company, an Alabama corporation of which the Lowders own a majority of the equity interests, developed Phase III of the Complex and was paid a fee of $552,000. This fee was paid by Colonial and was unrelated to the Project and the Partnership.

     In their evaluation of the Proposals, Limited Partners should carefully consider the information set forth in the "Special Considerations" section.

                            SPECIAL CONSIDERATIONS

          Limited Partners should consider certain special factors in determining whether to approve or disapprove the Sale.

     The Sale will be a taxable transaction for the Partnership and the Limited Partners. However, the tax consequences to a particular Limited Partner will depend on such Limited Partner's particular circumstances. Accordingly, each Limited Partner should consult its own tax advisor to determine the federal income tax consequences of the Sale. See "Federal Income Tax Consequences."

Loss of Opportunity to Benefit from Potential Future Appreciation of Project

     The determination of the Purchase Price has been based in part on current market conditions for multifamily residential real estate property in the Florida market. There can be no assurance that the real estate market in general or the market for multifamily residential properties in particular will not improve following the Sale, creating an environment for a more favorable sale of the Project in the future.

Sales of Contract Not Negotiated at Arms Length

     The Operating Partnership is an affiliate of certain of the General Partners, and the General Partners may be deemed to have certain conflicts of interest in connection with the Sale. The Purchaser established the Purchase Price of $8,480,000, and made an offer in April 1997 to Thomas Lowder, as representative of the General Partners, to purchase the Project. In April 1997, after being presented with the Purchaser's proposal, each of the General Partners, other than Thomas Lowder (who abstained due to the conflict of interest between his position in the Partnership and the Purchaser), including the Unaffiliated General Partners, agreed to accept the Purchase Price based on his or its belief that the Purchase Price exceeds the net amount the Partnership could obtain otherwise from a sale of the Project. Thomas Lowder was authorized by the five other General Partners, including the three Unaffiliated General Partners, to negotiate the terms and conditions (other than the Purchase Price) of the Sales Contract with the Purchaser, which manages the Project, on terms customary for sales of similar properties. Additionally, the Unaffiliated General Partners have reviewed and approved the terms of the Sales Contract. Furthermore, the Purchase Price is supported by the estimated market value of the fee simple interest of the Project as set forth in the Appraisal Report and the written opinion from Stanger to the effect that the Purchase Price to be received by the Partnership in exchange for the Project is fair to the Limited Partners from a financial point of view.

No Acceptable Third-Party Bids Received

     Notwithstanding the prior efforts to sell the Complex (including the Project), the General Partners did not receive from third-parties any offer to acquire the Project that was deemed acceptable by the General Partners.

Conflicts of Interest of the General Partners

     Affiliated Nature of Sale. The Lowders are General Partners of the Partnership and are also affiliates of the Operating Partnership by virtue of the fact that Lowders in the aggregate own, indirectly, approximately 13.2% of the equity securities of the Purchaser, as of December 31, 1997. Thomas Lowder and James Lowder also are members of the Board of Trustees of Colonial, and Thomas Lowder serves as its President and Chief Executive Officer. Colonial Properties Holding Company, Inc., an Alabama corporation and wholly owned subsidiary of Colonial, in turn, serves as general partner of the Purchaser and owns approximately 67.9% of the outstanding partnership interests of the Purchaser, as of December 31, 1997.

     As a result of this affiliation, a conflict may arise between the Lowders' desire to purchase the Project at the lowest possible price and the desire of the Limited Partners to maximize the sale price of the Project. In this regard, each of the General Partners, other than Thomas Lowder (who abstained due to the conflict of interest between his position in the Partnership and the Purchaser), agreed to accept the Purchase Price. Additionally, the Unaffiliated General Partners have reviewed and approved the terms of the Sales Contract.

     Because the Purchaser owns Phase II and Phase III of the Complex, and manages the entire Complex as a single entity, the interests of Colonial and the Purchaser may conflict with the interests of the Partnership and the Limited Partners. With respect to these potential conflicts of interest, Colonial and the Operating Partnership retain a free right to compete with the Partnership's Project, including the right to develop apartment complexes now and in the future, in addition to those existing apartments in the Complex.

     Elimination of Personal Liability. The liability of the Limited Partners is limited to capital contributions (which have already been made), and the Limited Partners are not bound by, or personally liable for, any expenses, liabilities or obligations of the Partnership. In contrast, the General Partners have unlimited liability for liabilities of the Partnership to the extent the Partnership's assets are insufficient to discharge all such liabilities or to the extent recourse for such liabilities is not limited to the Partnership's assets. Following consummation of the Sale, the General Partners (and thus the Lowders) will be relieved of future general partner liability with respect to the Partnership and the Project.

     Fiduciary Responsibility of General Partners. Despite the existence of the conflicts of interest described above, the General Partners are under a fiduciary duty to the Partnership and consequently must exercise good faith and fair dealing toward the Partnership and the Limited Partners. The Partnership Agreement provides that the General Partners have no liability to the Partnership or to the Limited Partners for any loss or damage incurred by reason of any act performed or omitted in connection with the activities of the Partnership, if a General Partner determines, in good faith, that such course of conduct is in the best interests of the Partnership and provided that such course of conduct does not constitute fraud, negligence (gross or ordinary) or breach of fiduciary duty. The Partnership Agreement further provides that the Partnership shall indemnify and hold harmless the General Partners (and each of them), their officers, directors, employees and partners, from any liability, loss, or damage incurred by them or by the Partnership by reason of any act performed or omitted to be performed by them in connection with the activities of the Partnership or in dealing with third parties on behalf of the Partnership, with respect to which they are protected under the Partnership Agreement. As a result of these exculpation and indemnification provisions, a Limited Partner's remedy with respect to claims against the General Partners arising from the Sale may be more limited than otherwise would be the case.

No Appraisal Rights

     Neither the Partnership Agreement nor Florida law provides any right to Unitholders to have their respective Units appraised or redeemed in connection with, or as a result of, the proposed Sale. Under the Partnership Agreement, each Unitholder is entitled, upon prior written notice to the General Partner, at reasonable times and at such Unitholder's own expense, (i) to obtain a copy of a list of names and addresses of the Limited Partners and the number of Units owned by each of them, and (ii) to inspect the books and records of account of the Partnership.

     In lieu of appraisal rights, Unitholders may have other rights and remedies available to them in connection with the Sale, "--Conflicts of Interest of the General Partners--Fiduciary Responsibility of General Partners" above. Likewise, under Florida law, the General Partners have a fiduciary duty to exercise good faith, fairness and loyalty in all of their dealings with respect to Partnership affairs, and Limited Partners, therefore, may have certain legal remedies available under Florida state law.


                         VOTING RIGHTS AND INFORMATION

Record Date

     The General Partners have set the close of business on _________, 1998 as the record date (the "Record Date") for the determination of Limited Partners entitled to notice of and to vote upon the Proposals. Only Unitholders of record as of the Record Date who have been admitted to the Partnership as Limited Partners will be entitled to vote upon the Proposals. On the Record Date, there were 11,052 Units issued and outstanding, held of record by [1,225] Unitholders. Thomas Lowder, a General Partner, owns of record 33 Units which he intends to vote for the Amendment and the Sale. The Partnership has no other class of securities.

Required Vote

     Under the Partnership Agreement, Limited Partner approval of the Proposals requires the affirmative consent of Limited Partners holding a majority in interest of the issued and outstanding Units. Accordingly, an abstention or failure to return the enclosed Consent Form will have the same effect as a vote AGAINST the Amendment and the Sale.

Solicitation Period

     The Solicitation Period is the time during which Limited Partners may vote for or against the Proposals. The Solicitation Period will commence upon delivery of this Consent Solicitation Statement and the Consent Form and will continue until the later of [5:00 p.m.], New York City time, on __________, _____________, 1998, or such later date chosen by the General Partners and as to which notice is given to Unitholders. The General Partners, in their sole discretion, may elect to extend the Solicitation Period. Notice to Unitholders of such an extension will be by written notice mailed to Unitholders. The consents solicited pursuant to this Consent Solicitation Statement will not expire, and will continue to be valid, until the termination of the Solicitation Period.

Execution and Revocation of Consents

     A Consent Form is included with this Consent Solicitation Statement. All Consent Forms that are properly executed and returned to ______________ prior to the expiration of the Solicitation Period will be voted in accordance with the instructions contained therein. All properly executed Consent Forms that contain no voting instructions will be deemed to have consented to the Amendment Proposal and the Sale Proposal. Consent Forms will be effective only when actually received by ________ at the address or facsimile number set forth below. Consent Forms may be withdrawn at any time prior to the expiration of the Solicitation Period. In addition, subsequent to the submission of a Consent Form, but prior to the expiration of the Solicitation Period, Limited Partners may change their votes. For a withdrawal or change of vote to be effective, Limited Partners must execute and deliver, prior to the expiration of the Solicitation Period, a subsequently dated Consent Form or a written notice
stating that the consent is withdrawn to     [name]            [address]
                                        ----------------- ----------------------
facsimile number (800) ___-____. Consent Forms and notices of withdrawal or change of vote dated or received after the expiration of the Solicitation Period will not be valid. Questions concerning (i) how to complete the Consent Form,
(ii) where to return the Consent Form and (iii) obtaining additional Consent Forms should be directed to __________ (the "Information Agent"), [address],
                                                                 --------------
(800) ___-____. Substantive
questions concerning the Consent Form should be directed to Investor Relations at Colonial, at (800) 645-3917.

Effective Date of the Amendment

     If approved by the Limited Partners, the Amendment will become effective when the General Partners execute a Second Amended and Restated Certificate and Agreement of Limited Partnership incorporating the Amendment, which will occur following the expiration of the Solicitation Period and immediately prior to the consummation of the Sale. If the Sale Proposal is not approved or if for any reason the Sale is not consummated, the Amendment to the Partnership Agreement will not be implemented, even if it receives Limited Partner approval.

Consummation of the Sale

     If the Sale Proposal and the Amendment Proposal are approved by the Limited Partners, the Partnership and the Purchaser will consummate the Sale as soon as practicable following the expiration of the Solicitation Period.

No Special Meeting

     The Partnership Agreement does not require a special meeting of Limited Partners to consider the Proposals. Accordingly, no such meeting will be held.

Cost of Solicitation

     The Purchaser has retained the Information Agent at an estimated cost of $4,600 plus reimbursement of expenses to assist in the solicitation of consents. The total cost of the solicitation will be approximately $8,500. All expenses of this solicitation, including the cost of preparing and mailing this Consent Solicitation Statement, will be borne by the Partnership. In addition, consents may be solicited by directors, officers and employees of the Purchaser in person or by mail, telephone, telegram or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Arrangements also will be made to furnish copies of solicitation materials to custodians, nominees, fiduciaries and brokerage houses for forwarding to beneficial owners of Units. Such persons will be paid for reasonable expenses incurred in connection therewith.

                             THE AMENDMENT PROPOSAL
                                (PROPOSAL NO. 1)

The Proposed Amendment

     The Partnership Agreement presently contains a provision which limits the authority of the General Partners to permit the Partnership to sell or lease the Project to a General Partner or any affiliate of a General Partner. Because the Purchaser is an affiliate of the Lowders, the Sales Contract could not be consummated unless that provision of the Partnership Agreement is amended. The General Partners are soliciting the consent of the Limited Partners to approve an amendment to the Partnership Agreement that would provide a specific exception for the Sales Contract.

     The Amendment would amend the limitation set forth in Section 13(d)(x) of the Partnership Agreement to provide an exception for the Sale of the Project pursuant to the Sales Contract. The Amendment would not permit any other sale or lease of the Project or otherwise modify the limitations on the authority of the General Partners set forth in this section of the Partnership Agreement. Consequently, in the event the Amendment is approved but the Sales Contract is not consummated, the limitations set forth in this section of the Partnership Agreement would continue to be operative notwithstanding Limited Partner approval of the Amendment.

Text of the Amendment

     Section 13(d)(x) of the Partnership Agreement is proposed to be amended to add the underlined language set forth below:

          Except with regard to the Site acquisition as described in the Prospectus, permit the Partnership to purchase or lease property in which a General Partner or any Affiliate has an interest or, except pursuant to the
                                                          ----------------------
     terms of that certain Real Estate Sales Contract dated September 2, 1997
     ------------------------------------------------------------------------
     between the Partnership and Colonial Realty Limited Partnership, sell or
     ----------------------------------------------------------------
     lease the Project to a General Partner or any Affiliate.

     No other amendments to the Partnership Agreement are being proposed.

                               THE SALE PROPOSAL

                                (PROPOSAL NO. 2)

     The General Partners also are soliciting consents from Limited Partners to approve the Sale of the Project to the Operating Partnership for an aggregate purchase price of $8,480,000. The terms of the Sale are set forth in the Sales Contract, a copy of which is attached to this Solicitation Statement as Appendix
A. The discussion below is a summary of the Sales Contract and is qualified in its entirety by reference to the Sales Contract.

Assets to be Sold

     The assets to be acquired by the Purchaser are substantially all of the assets of the Partnership and consist of the Project including all improvements, easements, appurtenances, rights-of-way, privileges, adjacent strips, gores of land and other matters belonging to or pertaining to the Project, personal property, tradename, furniture, fixtures, and equipment located on or used in connection with the Project, and all intangible property, including, without limitation, all leases and contracts in effect as of the closing of the Sale. The assets to be acquired do not include cash or cash items, such as the working capital reserves of the Partnership.

Purchase Price

     The Purchase Price to be paid by the Purchaser for the Project is $8,480,000. The Purchase Price is payable at the closing of the sale of the Project in cash. The Sales Contract does not require retention of a portion of the Purchase Price to provide funds for indemnification of the Purchaser. Accordingly, the full amount of the Purchase Price will be released to the Partnership at the closing of the Sale. The Sales Contract provides for customary prorations of rents, taxes, utilities and other items, and provides for the payment of various closing costs and expenses by the Partnership, including the Partnership's attorney's fees.



Conditions to Consummation of the Sale

     Consummation of the Sale is subject to the satisfaction or waiver of certain conditions, including (i) approval of the Sale by a majority in interest of the Limited Partners of the Partnership, (ii) approval of the Amendment,
(iii) the conveyance of good, marketable and insurable title by the Partnership,
(iv) the continued accuracy of the representations and warranties of the parties to the Sales Contract, and (v) various other customary provisions.

          DISTRIBUTION OF SALE PROCEEDS AND DISSOLUTION OF PARTNERSHIP

     The consummation of the proposed Sale will result in the dissolution and liquidation of the Partnership and the distribution to the Partners upon such liquidation of the net proceeds of the Sale in accordance with the terms of the Partnership Agreement.

     Under the Partnership Agreement, the net proceeds of a disposition of the Project will be distributed as follows: first, pro rata to all Partners with positive capital accounts until each such partner has received an amount equal to this capital account; second, 100% to the Limited Partners until each such Partner has received an amount equal to his "adjusted capital value"/1/, less any amounts distributed with regard to positive capital accounts described above; third, 100% to the Limited Partners until each Limited Partner has received an amount equal to the excess of (i) a 10% cumulative annual return (calculated from the fiscal quarter ending September 30, 1987) with respect to his adjusted capital value, over (ii) any net cash from operations actually distributed to such Limited Partner (or a predecessor in interest); and the balance, 75% to the Limited Partners and 25% to the General Partners (5% to each of McClintock, Pugh and Battery Park and 10% to the Lowders).


     The General Partners estimate that the liquidation of the Partnership will result in distributions of cash to Limited Partners in the amount of approximately $767 per Unit, of which $455 per Unit would represent return of capital and $312 per Unit would represent income and gain. The General Partners estimate that the liquidation of the Partnership will result in no distributions of cash to the General Partners. However, McClintock, Pugh and Battery Park are each special limited partners of the Partnership and as such will receive a distribution of $100 upon dissolution of the Partnership. The General Partners will distribute the net sale proceeds after the sale of the Project and the winding up of the Partnership's affairs. Consummation of the Sale will be accounted for as a sale.

     If the sale of the Project is consummated, the Limited Partners will have no interest in the future operations of the Partnership or the Project.



---------------------------

/1/   "adjusted capital value" means the aggregate amount of cash contributed by a Limited Partner (or predecessor in interest) to the Partnership, reduced by the aggregate amount of distributions made to such Limited Partner (or predecessor in interest) of net proceeds from sales occurring prior to the current distribution of net proceeds from sales.

                         SELECTED FINANCIAL INFORMATION

     Set forth below is a summary of certain historical financial information of the Partnership as of and for the each of the years ended December 31, 1994, 1995 and 1996 and as of and for the fiscal quarters ended September 30, 1996 and 1997. The summary financial information for each of the years ended December 31, 1994, 1995 and 1996 is derived from the financial statements of the Partnership that have been audited by Coopers & Lybrand, independent auditors, which are contained elsewhere in this Consent Solicitation Statement. The selected financial information should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of the Partnership. The summary financial information for each of the fiscal quarters ended September 30, 1996 and 1997 is derived from unaudited financial statements of the Partnership, and in the opinion of the Partnership, reflect all adjustments (which include normally recurring adjustments) necessary to present fairly the information set forth therein. Pro forma financial information is not included because the Partnership will be dissolved and cease to exist upon the consummation of the sale of the Project pursuant to the Sale Contract, therefore any pro forma financial statements would not be meaningful.


                          RIVERCHASE INVESTORS I, LTD.
                            (A Limited Partnership)
                            Selected Financial Data


                                     Six Months Ended                      Year Ended
                                       September 30,                      December 31,
                                        (unaudited)
                                  1997              1996         1996         1995        1994
                               ----------        ----------   -----------  ----------  -----------
Rental Revenue...............  $  992,486        $1,093,598    $1,433,043  $1,454,909   $1,431,176
Interest Income..............       7,174             6,884         9,385      11,520        8,317
Other Income.................      53,705            32,391        45,913      45,498       45,328
Net Income...................     333,410           363,677       486,614     531,690      404,872
Net Income per Unit..........       29.87             32.58         43.59       47.63        36.27
Total Assets.................   7,535,358         7,557,670     7,452,392   7,526,646    7,677,947
Partner's Capital............   7,350,923         7,385,530     7,385,913   7,457,235    7,617,691
Book Value per Unit..........      639.10            642.11        642.14      648.34       662.29
Cash Distributions per
Unit.........................  $    44.00        $    50.00    $    50.00  $    62.00   $    60.00

                        FEDERAL INCOME TAX CONSEQUENCES

General

     The following discussion summarizes certain federal income tax consequences relevant to the Limited Partners in connection with the Sale by the Partnership of the Project to the Operating Partnership. This discussion is intended to be a general summary discussing only certain of those federal income tax consequences that are generally applicable to all Limited Partners in connection with the Sale. The specific tax consequences of the Sale may vary for the Limited Partners depending upon their individual circumstances.

     The information in this section is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder, and current administrative interpretations and court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the current law or adversely affect existing interpretations of current law.
Any such change could apply retroactively to transactions preceding the date of change. This description does not constitute tax advice.

     The following description is not intended to be exhaustive of all possible tax consequences. For example, this summary does not discuss any state, local or foreign tax consequences. Nor does it discuss all of the aspects of a Limited Partner's particular circumstances. Except where indicated, the discussion below describes general federal income tax consequences applicable to individuals who are citizens or residents of the United States. Accordingly, the following discussion has limited application to domestic corporations and persons subject to specialized federal income tax treatment, such as foreign tax persons, tax-exempt entities, regulated investment companies and insurance companies.

     LIMITED PARTNERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES TO THEM OF THE TRANSACTION.

Taxation of Limited Partners Resulting from the Sale of the Project

     Tax Effect of Sale of the Project for Cash. The sale of the Project for cash to the Operating Partnership will be a taxable transaction for the Partnership for federal income tax purposes. In a cash sale, the Partnership will recognize gain on the sale of the Project in an amount equal to the excess of (1) the cash proceeds from the sale of the Project (net of sales expenses) over (2) the Partnership's adjusted tax basis in the Project. Such gain will be allocated to the Limited Partners in accordance with the applicable provisions of the Partnership Agreement. The estimated gain per Unit expected from the sale of the Project for cash is approximately $312 per Unit.

     The character of such gain is dependent on the allocation of the Purchase Price between the real property components and the personal property components of the Project Gain attributable to the real property components will be treated as "Section 1231 gain." A Limited Partner will net this "Section 1231 gain" against its other "Section 1231 gains and losses" recognized during the taxable year of the Limited Partner in which the sale occurs.

If the aggregate of such gains exceeds the aggregate of such losses for such year, such gains and losses will generally constitute capital gains and losses. Under prior law, such capital gains constituted long-term capital gains. However, after passage of the new mid-term capital gains rates as part of the Taxpayer Relief Act of 1997, it would appear that "Section 1231 gain" must be bifurcated between long-term capital gains and mid-term capital gains (which are described in greater detail below). If the aggregate of such losses exceeds the aggregate of such gains, such gains and losses ordinarily will constitute ordinary gains and losses. Gain attributable to the personal property components will be treated as ordinary income to the extent of prior depreciation deductions claimed with respect to those components, with any additional gain being treated as "Section 1231 gain."

     Based upon the allocation agreed to between the Partnership and the Operating Partnership, substantially all of the gain recognized will be attributable to the real property components, and therefore will be "Section 1231 gain." There can be no assurance, however, that the IRS will not seek to allocate more of the Purchase Price (and therefore some of the gain) to the personal property components.

     Any gain recognized by the Limited Partners in connection with the Sale will constitute "passive activity income" for purposes of the "passive activity loss" rules. Accordingly, such income generally may be offset by losses from all sources, including suspended "passive activity losses" with respect to the Partnership and "passive" or active losses from other activities. Each Limited Partner should consult with his or her own tax advisor concerning whether, and the extent to which, he or she has available suspended "passive" losses from either the Partnership or other investments that may be used to offset gain from the Sale.

     Tax Effect of Distributions and Liquidation. The gain allocable to a Limited Partner from the sale of the Project will increase such Limited Partner's adjusted tax basis in his or her Units. If the distribution of Sale proceeds were to exceed the Limited Partner's adjusted basis in his or her Units (as increased to reflect the gain from the Sale), such excess will be treated as gain from the sale or exchange of a capital asset. If the amount distributed is less than such Limited Partner's adjusted basis in the Units, such difference generally will be treated as a capital loss.

     Generally, for an individual or an estate or trust, the maximum tax rate applicable to mid-term capital gains (gains from the sale of capital assets held for more than one year but not more than 18 months) is 28% and the maximum tax rate applicable to long-term capital gains (gains from the sale of capital assets held for more than 18 months) is 20%. However, for such taxpayers long-term capital gains resulting from sales of depreciable real property are taxed at a rate of 25% to the extent of the depreciation deductions taken with respect to such property.

     Hypothetical Illustration of Tax Liability. A hypothetical taxable Limited Partner in the Partnership who bought one Unit (original cost $1,000) in the initial offering of Units would realize (assuming the sale of the Project for cash and the liquidation of the Partnership on December 31, 1997) (1) an estimated Section 1231 gain of $312 from the sale of the Project (all or substantially all of which the Partnership believes will qualify as long-term capital gain under the Taxpayer Relief Act of 1997), and (2) an estimated capital gain of $14 attributable to his or her investment in the Partnership (assuming the Unit was purchased in the original Partnership offering). The Section 1231 gain and the capital gain will result in an estimated aggregate capital gain of $321 per Unit, assuming the Unit is the only investment being disposed of by the Limited Partner in 1997. The resulting net federal income tax (assuming (i) an effective tax on ordinary income of 31% and (ii) the capital gains are long-term capital gains under the 1997 Act and taking into account the rules described above) would be $79 per Unit, as rounded (of which, $76 per Unit would be imposed at the 25% rate). The Limited Partner would have received a cash distribution of $767 per Unit, as rounded, as a result of the Sale, resulting in net after-tax cash proceeds of $688 per Unit, as rounded. (This illustration does not take into account any state taxes payable by a Limited Partner.)

     Because the specific circumstances of a Limited Partner will affect the determination both of the amount of income or loss recognized in the Sale and the consequences of the recognition of such income or loss, it is important that each Limited Partner consult with his tax advisor regarding the consequences of the Sale.

          LIMITED PARTNERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF A SALE OF THE PROPERTY BY THE PARTNERSHIP TO THE OPERATING PARTNERSHIP.


                                 OTHER MATTERS

Certain Legal Matters

     The General Partners are not aware of any filings (other than the filing of an amendment to the Partnership Agreement to incorporate the Amendment), approvals or other action by any federal or state governmental administrative or regulatory authority that would be required for the acquisition of the Project by the Purchaser as contemplated by the Sales Contract. Should any such other approval or action be required, it is currently contemplated that such approval or other action would be sought. There can be no assurance that any such additional approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result in the event that such other approvals were not obtained or such other actions were not taken. The Purchaser's obligations under the Sales Contract are subject to certain conditions, including conditions relating to the legal matters discussed in this subsection. See "The Sale Proposal--Conditions to Consummation of the Sale."

Miscellaneous

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and as a result are required to file reports and other information with the SEC relating to its business, financial condition and other matters.

     Pursuant to Rule 13e-3 of the General Rules and Regulations under the Exchange Act, the Purchaser, the Partnership and the General Partners of the Partnership have filed with the SEC a Transaction Statement on Schedule 13E-3, together with exhibits, furnishing certain additional information with respect to the proposed Sale. Such Statement and any amendments thereto, including exhibits, may be inspected at the public reference facilities of the SEC at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549. Copies may be obtained by mail, at prescribed rates, from the SEC's principal office at 450 5th Street, N.W., Washington, D.C. 20549. The SEC maintains a 'web site' that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of such site is "http://www.sec.gov."

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Periods Ended September 30, 1997 and 1996
                                  (unaudited)

  Balance Sheets as of September 30, 1997 and December 31, 1996..............F-2
  Statements of Operations for the Three Months and Nine Months
    ended September 30, 1997 and 1996........................................F-3
  Statements of Partners' Equity for the Nine Months
    ended September 30, 1997 and 1996........................................F-4
  Statements of Cash Flows for the Nine Months ended
    September 30, 1997 and 1996..............................................F-5
  Notes to Financial Statements foe September 30, 1997.......................F-6

Audited Financial Statements for the Years Ended December 31, 1996, 1995, and
1994

  Report of Independent Auditors.............................................F-7
  Balance Sheets as of December 31, 1996 and 1995............................F-8
  Statements of Income for the years ended December 31, 1996, 1995 and 1994..F-9 Statements of Partners' Capital for the years ended December 31, 1996, 1995, and 1994.................................F-10
  Statements of Cash Flows for the years
    ended December 31, 1996, 1995, and 1994.................................F-11
  Notes to Financial Statements.............................................F-12

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................................F-14

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                                BALANCE SHEETS
                   SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
                                  (Unaudited)


                                September 30, 1997     December 31, 1996
                                       (Unaudited)         (Audited)

                                     ---------------     ----------------
ASSETS
  Cash                                    $  306,971           $  124,242
  Restricted cash                             26,433               34,406
  Accounts receivable                          2,999               13,205
  Prepaid expenses                             5,765               27,223

                                           ---------            ---------

     Total current assets                    342,168              199,076

Property, plant and equipment:
  Land                                     2,102,784            2,102,784
  Buildings                                6,610,328            6,586,431
  Furniture and fixtures                   1,000,558              975,845
  Land improvements                          118,950               95,951
  Building improvements                            0                    0
  Equipment                                   25,235               16,717

                                           ---------            ---------

                                           9,857,855            9,777,728
Less accumulated depreciation              2,669,586            2,529,208

                                           ---------            ---------

                                           7,188,269            7,248,520
Other assets:
  Deposits                                     4,921                4,796

                                           ---------            ---------

     Total assets                         $7,535,358           $7,452,392
                                           =========            =========


LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
  Accounts payable                        $    9,078           $   13,034
  Other accrued liabilities                  136,825                9,234
  Tenant deposits                             26,648               24,497
  Unearned rent                                6,864                4,991
  Due to affiliate                             5,020               14,723

                                           ---------            ---------
     Total current liabilities               184,435               66,479

General partners' deficit                    (21,269)
(20,919)
Limited partners' capital
  (11,052 units)                           7,372,192            7,406,832

                                           ---------            ---------
     Total partners' capital               7,350,923            7,385,913

                                           ---------            ---------

Total liabilities and
     partners' capital                    $7,535,358           $7,452,392
                                           =========            =========

The quarterly financial information included herein has been prepared by management without audit by independent public accountants. See accompanying notes to financial statements.

                          RIVERSIDE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                           STATEMENTS OF OPERATIONS
                     FOR THE THREE MONTHS AND NINE MONTHS
                       ENDED SEPTEMBER 30, 1997 AND 1996
                                  (Unaudited)

                             Three months ended            Nine months ended
                                 September 30                September 30

                           ------------------------     ------------------------
                                 1997          1996            1997         1996

                              -------       -------         -------      -------
Revenues:
Rents                      $  311,319    $  343,450     $   992,468  $ 1,093,598
Interest                        3,380         2,438           7,174        6,984
Other                          22,943        13,172          53,705       32,391
                              -------       -------         -------      -------
Total Revenues                337,642       359,060       1,053,347    1,132,973

Expenses:
General and
     administrative            20,530        17,825          56,255       64,350
Salaries and wages             25,091        30,795          71,445       96,071
Taxes and licenses             42,858        34,707         128,574      121,533
Management fees                16,542        17,532          52,160       55,654
Repairs and maintenance        51,901        63,530         161,352      198,192
Utilities                      32,142        32,382          90,197       88,125
Insurance                       6,580         5,637          19,576       13,891
Depreciation
     and amortization          47,682        44,395         140,378      131,480
                              -------       -------         -------      -------
     Total expenses           243,326       246,803         719,937      769,296
                              -------       -------         -------      -------
Net income                 $   94,316    $  112,257     $   333,410  $   363,677
                              =======       =======         =======      =======
Net income per limited
     partnership unit      $     8.45    $    10.06     $     29.87  $     32.58
                              =======       =======         =======      =======


The quarterly financial information included herein has been prepared by management without audit by independent public accountants.
See accompanying notes to financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                        STATEMENTS OF PARTNERS' EQUITY
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (Unaudited)



                                       General          Limited
                                       Partners         Partners       Total
                                       --------         --------     ---------


Nine months ended September 30, 1996:

Balance at December 31, 1995         $   (20,206)     $ 7,477,441  $ 7,457,235

Net income                                 3,637          360,040      363,677

Capital distributions                     (4,354)        (431,028)    (435,382)

                                      ----------       ----------    ---------

Balance at September 30, 1996        $   (20,923)     $ 7,406,453  $ 7,385,530

                                      ==========       ==========    =========


Nine months ended September 30, 1997:

Balance at December 31, 1996         $   (20,919)     $ 7,406,832  $ 7,385,913

Net income                                 3,334          330,076      333,410


Capital distributions                     (3,684)        (364,716)    (368,400)

                                      ----------       ----------    ---------


Balance at September 30, 1997        $   (21,269)     $ 7,372,192  $ 7,350,923

                                      ==========       ==========    =========

The quarterly financial information included herein has been prepared by management without audit by independent public accountants.
See accompanying notes to financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                           STATEMENT OF CASH FLOWS)
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (Unaudited)

                                                  1997             1996
                                                ---------      ----------
Operating activities:
  Net income                                    $ 333,410      $  363,677
                                                ---------      ----------

  Adjustments to reconcile net
  income to net cash provided by
  operating activities:
    Depreciation and amortization                 140,378         131,480
  Changes in operating assets
  and liabilities:
    Accounts receivable                            10,206         (10,123)
    Prepaid expenses                               21,458           4,705
    Accrued liabilities                           127,591         120,743
    Accounts payable                               (3,956)         (9,518)
    Tenant security deposits                        2,151          (6,098)
    Unearned rent                                   1,873          (2,382)
    Deposits                                         (125)            -0-
    Restricted cash                                 7,973             -0-
                                                ---------      ----------

Net cash provided by
operating activities                              640,959         592,484
                                                ---------      ----------
Investing activities:
  Capital expenditures                            (80,127)        (78,188)
                                                ---------      ----------
Net cash used in
    investing activities                          (80,127)        (78,188)
                                                ---------      ----------

Financing activities:
  Distributions to partners                      (368,400)       (435,382)
  Decrease in due to affiliate                     (9,703)            (16)
                                                ---------      ----------
Net cash used in
     financing activities                        (378,103)       (435,398)
                                                ---------      ----------
Increase in cash                                  182,729          78,898

Cash, beginning of period                         124,242         187,282
                                                ---------      ----------
Cash, end of period                            $  306,971     $   266,180
                                                =========      ==========

The quarterly financial information included herein has been prepared by management without audit by independent public accountants.

                See accompanying notes to financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                         NOTES TO FINANCIAL STATEMENTS
                          FOR THE SEPTEMBER 30, 1997


NOTE 1. THE PARTNERSHIP

Riverchase Investors I, Ltd. ("the Partnership") is a limited partnership organized under the laws of the State of Florida, pursuant to a Certificate and Agreement of Limited Partnership dated February 22, 1985, as amended and restated as of December 30, 1985. The Partnership owns and operates 248 apartment units in Temple Terrace, Florida. The Partnership leases the apartment units to individuals under short-term lease agreements.

In the opinion of the Partnership's management, all adjustments (which include normally recurring adjustments) necessary for a fair presentation have been included.

                           Coopers & Lybrand L.L.P.

                         a professional services firm




REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
Riverchase Investors I, Ltd.

We have audited the balance sheets of Riverchase Investors I, Ltd, (a limited partnership) as of December 31, 1996 and 1995, and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Riverchase Investors I, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverchase Investors I, Ltd. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Birmingham, Alabama                         /s/ Coopers & Lybrand L.L.P.
February 5, 1997                                Coopers & Lybrand L.L.P.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                                BALANCE SHEETS
                          DECEMBER 31, 1996 and 1995


                                              1996                     1995

                                          -------------            -------------
           ASSETS
Cash and equivalents                      $    124,242             $    187,282
Restricted Cash                                 34,406                   34,420
Accounts receivable                             13,205                    7,176
Prepaid Expenses                                27,223                   16,238
                                          ------------             ------------
     Total current assets                      199,076                  245,116

Property, plant, and equipment:
     Land                                    2,102,784                2,102,784
     Buildings                               6,586,431                6,517,075
     Furniture and fixtures                    975,845                  947,994
     Land improvements                          95,951                   50,397
     Equipment                                  16,717                   10,953
                                          ------------             ------------
                                             9,777,728                9,629,203
     Less accumulated
          depreciation                       2,529,208                2,352,469
                                          ------------             ------------
          Net property, plant
          and equipment                      7,248,520                7,276,734
                                          ------------             ------------
Other assets                                     4,796                    4,796
                                          ------------             ------------
     Total assets                         $  7,452,392             $  7,526,646
                                          ============             ============

          LIABILITIES AND PARTNERS' CAPITAL
Accounts Payable                          $     13,034             $     21,606
Other accrued liabilities                        9,234                    9,328
Tenant deposits                                 24,497                   33,279
Unearned rent                                    4,991                    5,182
Due to affiliate                                14,723                       16
                                          ------------             ------------
     Total current liabilities                  66,479                   69,411
                                          ------------             ------------
General partners' deficit                      (20,919)                 (20,206)
Limited partners' capital                    7,406,832                7,477,441
(11,052 units)
                                          ------------             ------------
     Total partners' capital                 7,385,913                7,457,235
                                          ------------             ------------
                                          $  7,452,392             $  7,526,646
                                          ============             ============

The accompanying notes are an integral part of these financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                             STATEMENTS OF INCOME
               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, 1994


                                     1996             1995            1994
                                 -----------      -----------      -----------
Revenue:
     Rent                        $ 1,433,043      $ 1,454,909      $ 1,431,176
     Interest                          9,385           11,520            8,317
     Other                            45,913           45,498           45,238
                                 -----------      -----------      -----------
                                   1,488,341        1,511,927        1,484,821
                                 -----------      -----------      -----------
Expenses:
   General and
     administrative                   78,796           91,971           87,439
   Salaries and wages                119,576          122,967          142,299
   Taxes and licenses                155,184          151,537          161,837
   Management and
     leasing fees                     73,001           74,144           74,426
   Repairs and
     maintenance                     262,190          232,057          236,904
   Utilities                         116,287          116,704          111,554
   Insurance                          19,954           20,574           27,983
   Depreciation                      176,739          170,283          237,507
                                 -----------      -----------      -----------
                                   1,001,727          980,237        1,079,949
                                 -----------      -----------      -----------
     Net income                  $   486,614      $   531,690      $   404,872
                                 ===========      ===========      ===========
Net income per limited
   partnership unit                    43.59            47.63            36.27
                                 ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                        STATEMENTS OF PARTNERS' CAPITAL
               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, 1994

                                                General          Limited
                                  Total         Partner          Partner
                               -----------    -----------      -----------

Balance, Dec, 31, 1993         $ 7,882,635    $   (15,950)     $ 7,898,585
Distributions to
     partners                     (669,816)        (6,697)        (663,119)

Net income                         404,872          4,049          400,823

                               -----------    -----------      -----------
Balance, Dec. 31, 1994           7,617,691        (18,598)       7,636,289
Distributions to
     partners                     (692,146)        (6,925)        (685,221)
Net income                         531,690          5,317          526,373

                               -----------    -----------      -----------
Balance, Dec. 31, 1995           7,457,235        (20,206)       7,477,441
Distributions to
     partners                     (557,936)        (5,579)        (552,357)

Net income                         486,614          4,866          481,748

                               -----------    -----------      -----------

Balance, Dec. 31, 1996           7,385,913        (20,919)       7,406,832
                               ===========    ===========      ===========

The accompanying notes are an integral part of these financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)
                           STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, 1994


                                    1996              1995             1994
                                -----------        -----------      -----------
Operating Activities:
Net income                      $  486,614         $  531,690       $  404,872
Adjustments to reconcile net
income to net cash provided
by operating activities:
     Depreciation                  176,739            170,283          237,507
     Changes in operating
     assets and liabilities:
      Restricted cash                   14             (7,451)           2,939
      Accounts Receivable           (6,029)            (6,076)              (6)
      Prepaid expenses             (10,985)            (6,728)           2,273
      Accounts payable              (8,572)             8,542            7,155
      Other accrued
        liabilities                    (94)              (885)            (487)
      Tenant deposits               (8,782)             6,370             (484)
      Unearned rent                   (191)            (4,106)           3,217
      Due to affiliate              14,707               (766)          (5,402)

                                -----------        -----------      -----------
Net cash provided by
     operating activities          643,421            690,873          651,584

                                -----------        -----------      -----------
Investing activities:
     Capital Expenditures         (148,525)           (29,862)          (4,749)

                                -----------        -----------      -----------
Net cash used in                  (148,525)           (29,862)          (4,749)
    investing activities
                                -----------        -----------      -----------

Financing activities:
     Distribution to
      partners                    (557,936)          (692,146)        (669,816)

                                -----------        -----------      -----------
Net cash used in
     financing activities         (557,936)          (692,146)        (669,816)

                                -----------        -----------      -----------
Decrease in cash
and equivalents                    (63,040)           (31,135)         (22,981)

Cash and equivalents,
     beginning of year             187,282            218,417          241,398

                                -----------        -----------      -----------
Cash and equivalents,
     end of year                $  124,242         $  187,282       $  218,417
                                ===========        ===========      ===========

The accompanying notes are an integral part of these financial statements.

                         RIVERCHASE INVESTORS I, LTD.
                         NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Riverchase Investors I, Ltd. (the Partnership) is a limited partnership that is registered with the Security and Exchange Commission and organized under the laws of the State of Florida, pursuant to a Certificate and Agreement of Limited Partnership dated February 22, 1985, as amended and restated as of December 30, 1985. The Partnership owns and operates 248 apartment units in Temple Terrance, Florida. The Partnership leases the apartment units to individuals under short-term lease agreements.

Property, Plant, and Equipment - Land, buildings, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over lives ranging from 7 to 40 years. Maintenance and repairs are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Cash and Equivalents - The Partnership includes highly liquid marketable securities and debt instruments purchased with a original maturity of three months or less, if any, in cash and equivalents.

Revenue Recognition - Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases.

Income Taxes - No provision for income tax is recorded on the Partnership's books as earnings and income tax credits are distributed to the individual partners.

Net Income Per Limited Partnership Unit - net income per limited partnership unit is computed by dividing 99% of the net income (limited partners' share) by the weighted average limited partnership units outstanding (11,052) during each period.

Use of Estimates - the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2.   RESTRICTED CASH

Restricted cash as of December 31, 1996 and 1995, consists of tenant deposits in the amount of $34,406 and $34,420, respectively.

3.   RELATED PARTY TRANSACTIONS

The general partners of the Partnership are John H. McClintock; James H. Pugh, Jr.; Thomas H. Lowder, James K. Lowder, Robert E. Lowder (the "Lowders"); and Battery Park Corp., a New York corporation.

The Partnership has entered into contracts with affiliates of the Lowders to manage the property for an annual fee of 5% of the gross collected revenues of the property. The Partnership paid management fees of approximately $73,000, $74,000, and $74,000 to Colonial Properties Services, Inc. (CPSI) in 1996, 1995, and 1994, respectively.

Due to affiliate at December 31, 1996 and 1995 consists of an amount payable to CPSI of $14,723 and $16, respectively, for amounts paid by CPSI on behalf of the Partnership. The balance at December 31, 1996 of $14,723 is due in January 1997.

                         RIVERCHASE INVESTORS I, LTD.
                            (A LIMITED PARTNERSHIP)

                          MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS
                              SEPTEMBER 30, 1997


LIQUIDITY AND CAPITAL RESOURCES

Cash flow at the property is generated from the rental of apartment units. During the third quarter of 1997 the property's physical occupancy averaged 84.3% and it generated sufficient cash to meet the financial obligations of the Partnership and pay a cash distribution of $122,800 in the fourth quarter of 1997. The total of cash distributions paid to Partners during 1997 amounts to $491,200 on $44 per Limited Partnership unit of ownership.

Cash and equivalents increased to $306,971 at September 30, 1997 from $124,242 at December 31, 1996. The increase is due to cash retained to pay for the accrued liabilities which will come due at the end of the year.

The Partnership's capital expenditures through the third quarter of 1997 are approximately $80,000 of the $200,000 budgeted. These capital improvements are for the exterior painting, renovation of the pool area, driveway repairs, landscaping, and refurbishing the rental center.

RESULTS OF OPERATIONS

The occupancy rate decreased by approximately 4.0% for the third quarter of 1997 when compared to the third quarter of 1996, which resulted in the decrease in third quarter rent revenues. The average occupancy rate was 84.3% in the third quarter of 1997 as compared to 88.3% in the third quarter of Total rent revenues decreased by approximately $32,000 or 9.4% for the third quarter of 1997 when compared to the third quarter of 1996. Year-to-date total revenues decreased by approximately $100,000 or 9.3% when compared to total revenues of 1996.

While third quarter 1997 revenues decreased compared to third quarter 1996 revenues, third quarter expenses decreased approximately $3,500. Year-to-date total expenses decreased by approximately $50,000 when compared to 1996. The majority of the decrease in expenses, approximately $36,000 related to a decrease in repairs and maintenance expense. While approximately $24,000 was related to salaries and wages. The decrease in salaries and wages was the result of a reduction in the maintenance staff.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               December 31, 1996

LIQUIDITY AND CAPITAL RESOURCES

         Substantially all of the liquid assets of the Partnership consist of cash produced from the rental of apartments. The cash flow from operations is distributed on a quarterly basis after deducting for the current liabilities and cash needs of the Partnership. The Property generated an adequate amount of cash in 1996 and 1995 to meet the cash needs of the enterprise. In addition, cash distributions totaling $557,936 and $692,146 were paid to partners during 1996 and 1995, respectively. See "Statements of Cash Flows".

         There are approximately $200,000 of capital improvements planned for the Property during 1997. These improvements are necessary to enhance the marketability of the property. The planned capital improvements include exterior painting, renovation of the pool area, driveway repair, landscaping, and refurbishing the rental center. All improvements and repairs will be financed out of current-year cash flow. The Property is unleveraged. Management has no plans at present or in the foreseeable future to mortgage the Property.

RESULTS OF OPERATIONS

         In 1996, Riverchase I Apartments was stable in rent revenue. Annual rent revenue decreased by $21,866 or 1.5% and increased $23,733 or 1.7% in 1996 and 1995, respectively. The annual average occupancy rate decreased year-to-year at 91.7% and 96.9% in 1996 and 1995, respectively. Therefore, most of the decline in rent revenue is a result of a lower occupancy rate. When compared with 1995, net income before depreciation decreased by $38,620 or 5.5%.

         Total expenses before depreciation increased by $15,034 or 1.9% in 1996 as compared to a decrease of $32,488 or 3.9% in 1995. The increase in year-to-year total expense before depreciation was made up of primarily two line items. First, repairs and maintenance increased by $30,133 because of extensive replacement of carpet, vinyl, and floor tiles. Second, the G & A expenses decreased by $13,175. The decrease in G & A expenses is attributable to lower tax adjuster's fees, lower legal fees, and the allocation of certain payroll and advertising costs to Riverchase III, a related entity.

         Colonial Properties Trust, an affiliate of Colonial Properties Services, Inc. is in the process of completing the third phase of Riverchase. While Riverchase Investors I, has no financial interest in phase III, the development of this phase will improve the overall marketability of the Riverchase community and enable it to lower on-site operating costs by spreading certain fixed expenses over a greater number of units.

INFLATION

    Inflation did not have a material impact on the Partnership during the past three fiscal years. In the future, the Partnership may experience the effects of inflation through increases in the costs of operating and maintaining an apartment property of this type.

    Any statement contained in this report which is not historical fact, or which might be otherwise considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based upon assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, the supply and demand for investable funds, interest rates, increased competition, changes in governmental and local economic conditions generally, as well as commission, including the annual Report Form 10K. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

By order of the General Partners of the Partnership.

                                         John H. Mcclintock, Jr.

                                         James H. Pugh, Jr.

                                         Battery Park Capital Corp.

                                         Thomas H. Lowder

                                         James K. Lowder

                                         Robert E. Lowder
                                         GENERAL PARTNERS


     Date: ________ __, 1998             By:  /s/ Thomas H. Lowder
                                            --------------------------

Appendix A
----------

                                SALES CONTRACT

                          REAL ESTATE SALES CONTRACT
                          --------------------------


     THIS REAL ESTATE SALES CONTRACT made and entered into as of this 2nd day of September, 1997 between:

     SELLER:        RIVERCHASE INVESTORS I, LTD., a Florida limited partnership;
                    and

     PURCHASER:     COLONIAL REALTY LIMITED PARTNERSHIP, a Delaware limited
                    partnership, its successors and assigns (hereinafter referred to as "Purchaser").

     The parties agree as follows:

     1.  AGREEMENT TO SELL AND PURCHASE:  In consideration of the mutual
         ------------------------------
covenants and promises contained herein, Seller hereby agrees to sell and Purchaser hereby agrees to purchase the real estate described on EXHIBIT "A", which is attached hereto and incorporated herein by reference. Said real estate is herein referred to as the "Property" and includes all improvements, easements, appurtenances, rights-of-way, privileges, adjacent strips, gores of land and other matters belonging to or pertaining to the Property. The Property is commonly known as the Riverchase Apartments - Phase I. In addition to the Property and as additional consideration for the payment of the purchase price, Seller shall convey all personal property, tradename, furniture, fixtures and equipment located on or used in connection with the Property.

     2.  PURCHASE PRICE:  The purchase price shall be $8,480,000. The Earnest
         --------------
Money shall be a credit against the Purchase Price.

     3.  DEPOSIT:  Twenty-Five Thousand And No/100 Dollars ($25,000) (the
         -------
"Initial Deposit") will be deposited by Purchaser with an agent of Chicago Title Insurance Corporation ("Escrow Agent") upon Seller's acceptance of this offer as evidenced by Seller's signature below. This Initial Deposit is paid as evidence of Purchaser's good faith intention to review those materials provided in Paragraph 11 and such other matters as Purchaser deems appropriate in order to determine if the Property appears to be suitable for its portfolio. If Purchaser is satisfied with the results of its inspection and investigation, then at the end of the Due Diligence Period [as defined in Paragraph 4(a)], Purchaser will deposit the additional sum of Seventy-Five Thousand And No/100 Dollars ($75,000) (the "Additional Deposit"). Both the Initial Deposit and this Additional Deposit are herein referred to as the "Earnest Money." In the event Purchaser fails to make the Additional Deposit prior to the expiration of the Due Diligence

Period, the Initial Deposit (less $100.00 as consideration to Seller for entering into this Agreement) shall be returned to Purchaser, and neither party shall have any further obligation to the other. Upon making the Additional Deposit, the Earnest Money shall be held by the Escrow Agent and applied to the cash due at Closing. The Earnest Money shall be deposited in an interest bearing account with all interest earned for the benefit of Purchaser.

     4.  DUE DILIGENCE PERIOD AND SELLER'S OBLIGATIONS UNTIL CLOSING:
         -----------------------------------------------------------

         (a) Purchaser shall have until October 31, 1997 (the "Due Diligence Period") within which to satisfy itself as to all matters concerning its acquisition, ownership and operation of the Property, including, without limitation, matters concerning title, survey, zoning, subdivision laws, environmental matters, review and approval of leases, contracts and financial matters affecting the Property, existence of all required licenses, permits and approvals, approval of the condition of the improvements on the Property, all soil, landscaping and other physical conditions of the Property, availability and sufficient quantities of all utilities, and other matters in its discretion. From the date this Agreement is executed until the Closing, Seller hereby grants to Purchaser and its agents full access to the Property and all of Sellers records in order to conduct such inspections and tests as Purchaser deems necessary in order to reach its decision by the end of the Due Diligence Period.

         (b) At the end of the Due Diligence Period discussed in Paragraph 4(a) above, in the event Purchaser makes the Additional Deposit, then the Earnest Money will be at risk and, as Seller's sole remedy, will be forfeited as liquidated damages in the event Purchaser fails to close, except due to a default by the Seller or the failure of any condition to Purchaser's obligations, as set forth herein.

         (c) Seller hereby agrees that between the date of this Agreement and Closing, Seller will (i) maintain the Property in good repair and first class operating condition, (ii) prepare for rental any vacant units that now exist or become vacant prior to Closing, and (iii) maintain all personal property and equipment in good working order. Seller will continue to use its best efforts to lease the Property at current market rates and on current market terms.

     5.  SURVEY AND TITLE COMMITMENT; PERMITTED EXCEPTIONS.
         -------------------------------------------------

     (a) Preliminary Title Report. Purchaser shall cause Chicago Title Insurance
         ------------------------
Company, or an agent thereof, ("Title Company") to issue and deliver to Purchaser an

A.L.T.A. Form B title commitment on the 1970 form ("Title Commitment") in the amount of the Purchase Price, accompanied by one copy of all documents affecting the Property and which constitute exceptions to the Title Commitment. Purchaser shall give Seller written notice (the "Title Notice") on or before the expiration of the Due Diligence Period, whether such title is or is not acceptable to Purchaser. In the event that the condition of title is not acceptable to Purchaser, Purchaser shall state in the Title Notice which exceptions to the Title Commitment are unacceptable and Seller shall undertake to eliminate those exceptions as set forth below; provided, however, that at Closing mortgages may be satisfied or the liens thereof released as to the Property. Upon receipt of the Title Notice, Seller shall use good faith efforts to eliminate or modify all unacceptable matters to the satisfaction of Purchaser. Purchaser may at any time waive in writing its objection to title and accept title to the Property subject to the exceptions objected to by Purchaser. In the event Purchaser does not waive its objections (as set forth in the Title Notice) and if Seller is unwilling or unable, upon exercise of due diligence, to remove the matters within thirty (30) days after receipt of the Title Notice, Purchaser may, at its option (i) accept title subject to the objections raised by Purchaser, in which event said objection(s) shall be deemed waived for all purposes, or (ii) rescind this Agreement, whereupon this Agreement shall terminate and all Earnest Money with interest (less $100.00 as consideration to be paid to Seller) shall be returned to Purchaser.

     (b) Current Survey.  Purchaser shall obtain a current as-built survey of
         --------------
the Property prepared by a duly licensed land surveyor (the Survey"). Such surveyor shall follow the survey instructions attached hereto as Exhibit "B-1" and certify the survey pursuant to the Surveyor's Certificate attached hereto as Exhibit "B-2". In the event the Survey shows any encroachments or any improvements upon, from, or onto the Property, or on or between any building setback line, property line, or any easement, or any other matter objectionable to Purchaser, said encroachment or objection shall be treated in the same manner as a title defect under the procedure set forth in Paragraph 5(a) above. Notice of any such Survey encroachment or objection must be provided by Purchaser to Seller on or before the expiration of the Due Diligence Period.

     (c) Permitted Exceptions.  The Property shall be conveyed to Purchaser
         --------------------
subject to ad valorem taxes for the current year, and any exceptions or encumbrances on the Title Commitment not objected to by Purchaser pursuant to Paragraph 5(a) above on or before the expiration of the Due Diligence Period or which Purchaser thereafter agrees to accept (the "Permitted Exceptions").

     6.  PROVISIONS WITH RESPECT TO CLOSING.
         ----------------------------------

     (a) Closing Date.  The consummation of the transaction contemplated by this
         ------------
Agreement ("Closing") shall take place at the offices of Leitman, Siegal & Payne, P.C., 600

North 20th Street, Suite 400, Birmingham, Alabama 35203, on or before thirty
(30) days following the expiration of the Due Diligence Period, provided Purchaser has made the Additional Deposit.

     (b)  Seller's Obligations at Closing.  At Closing, Seller shall do the
          -------------------------------
following:

          (i) Execute, acknowledge, and deliver to Purchaser a General Warranty Deed conveying the Property to Purchaser subject only to the Permitted Exceptions, which deed shall be in form attached hereto as Exhibit "C" which is incorporated herein by reference. The legal description of the Property contained in such deed shall be identical to the legal description of the Property as contained in the Survey and the Title Commitment.

          (ii) Deliver to Title Company evidence satisfactory to it of Seller's authority to execute and deliver the documents necessary or advisable to consummate the transaction contemplated hereby in the form of resolutions or minutes of Seller.

          (iii) Cause to be furnished and delivered to Purchaser, and the Title Company such documents necessary for the Title Company to issue an owner's Title Insurance Policy as described in Paragraph 5(a).

          (iv) Execute and deliver to Purchaser and Title Company a Lien Waiver Affidavit so as to cause Title Company to remove the mechanics' lien and parties in possession standard exceptions from the Title Commitment.

          (v) Execute and deliver to Purchaser and Title Company a FIRPTA certificate concerning resident alien or non-alien status for IRS withholding purposes in the form attached hereto as Exhibit "D".

          (vi) Execute and deliver to Purchaser a Bill of Sale as to the Tangible Personal Property in the form attached hereto as Exhibit "E".

          (vii) Execute an Assignment of any guaranties or warranties, including a termite bond, with respect to the Property in the form attached as Exhibit "H".

          (viii) Execute an Assignment of Leases in the form attached as Exhibit "I".

          (ix) Execute and deliver an Assignment of Intangibles in the form attached hereto as Exhibit "J".

          (x) Execute and deliver an Assignment and Assumption of Contracts in the form attached hereto as Exhibit "K".

          (xi) Deliver to Purchaser audited consolidated balance sheets of Seller at December 31, 1995 and December 31, 1996 and the related consolidated statements of income and expense for each of the fiscal years then ended, together with the report thereon of Seller's independent certified public accountants. Seller shall also deliver such other financial information in Seller's possession or reasonably obtained by Seller as Purchaser may reasonably request, including monthly income and expenses statements.

          (xii) Execute such other documents, resolutions, or instruments as may reasonably be required by Purchaser or the Title Company required by this Agreement to effectuate the agreement memorialized herein.

          (xiii) Execute and deliver to Purchaser certified financial statements, including income and expense statements for the prior calendar year as well as up-to-date for the year of Closing in order for Purchaser to file various forms required of Purchaser with the Securities and Exchange Commission.

          (xiv) Seller agrees to provide to Purchaser all financial statements and other information necessary to permit Purchaser and its independent certified public accountants to prepare audited financial statements and other financial information required by the rules and regulations of the Securities and Exchange Commission, including but not limited to Rule 3.14 and Article XI of Regulation S-X, to be included in any report, registration statement, or other document required to be filed with the Securities and Exchange Commission by Purchaser or Colonial Properties Trust. Notwithstanding any other provision of this Agreement, Seller's obligation to provide such information shall survive the Closing.

     (c) Purchaser's Obligations at Closing.  Contemporaneously with the
         ----------------------------------
performance by Seller of its obligations set forth in Paragraph 6(b) above, Purchaser shall at Closing do the following:

         (i) Subject to adjustments, costs and prorations provided for herein, deliver the balance of the Purchase Price required to close hereunder, in accordance with the terms of Paragraph 2 above, by check or bank wire transfer to the Title Company's designated account.

         (ii) Execute and/or deliver any such other document, resolution, or instrument reasonably required by Seller or Title Company or required by this Agreement to effectuate the agreement memorialized herein.

     (d) Closing Costs.  Closing costs shall be allocated as follows:
         -------------

         (i) Seller shall pay the following costs and expenses in connection with the Closing:

               (a)  Seller's attorney's fees; and

               (b) Real estate commission to Bear Stearns pursuant to Paragraph 9 hereof.

               (c) The premium for the Title Commitment and the Title Policy issued pursuant thereto, and all Survey costs; and

               (d)  Environmental report obtained by Purchaser;

         (ii) Purchaser shall only be responsible for the following closing costs and expenses in connection with the Closing:

               (a)  Purchaser's attorneys' fees;

               (b)  Recording fees and documentary stamps for the deed;

               (c)  Structural reports obtained by Purchaser;

               (d) Investigation costs of Purchaser during Due Diligence Period; and

               (e)  Lease review costs of Purchaser.

     (e) Proration of Taxes.  Taxes for the year of the Closing shall be
         ------------------
prorated to the date of Closing. If the Closing shall occur before the tax rate is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate of the preceding year applied to the latest assessed valuation. Subsequent to the Closing, when the tax rate is fixed for the year in which the Closing occurs, Seller and Purchaser agree to adjust the proration of taxes and, if necessary, to refund or pay, as the case may be, on or before January 1 of the year following the Closing, an amount necessary to effect such adjustments. These obligations survive Closing.

     (f) Additional Prorations.  All current rent and other income from the
         ---------------------
Property and all current assessments, utilities, maintenance charges and similar expenses of the Property shall be prorated between Seller and Purchaser as of the Closing Date and, to the extent of information then available, such prorations shall be made at the Closing. For matters which cannot be prorated at Closing, Purchaser shall receive a credit at Closing for an amount equal to the previous month's invoice for such matter(s) ("Credit") which Purchaser shall hold for use in payment of the invoice when it is received, prorating the invoice for the period prior to Closing for which Seller shall be responsible. For all sums for which Purchaser receives a Credit hereunder, Purchaser shall account for all invoices within sixty (60) days following Closing. Any portion of the Credit not used to pay Seller's portion of any invoices shall be refunded to Seller at the expiration of this sixty (60) day period. A proration accounting shall also be delivered to Seller with any refund. Any shortfall shall be paid to Purchaser by Seller upon demand. Purchaser will collect all rents after Closing whether past due or for future periods. Purchaser will credit all receipts first to current rentals and other payments due and will remit to Seller any excess amounts which may be applied to past due rents. Purchaser will have no liability for failure to collect past due rents.

     7.  REPRESENTATIONS AND WARRANTIES:  Attached hereto and incorporated
         ------------------------------
herein by reference designated Exhibit "F" is a list of matters concerning the legality and proper operation of the Property which Seller is making to Purchaser.

     8.  PROVISIONS WITH RESPECT TO DEFAULT.
         ----------------------------------

     (a) Default by Seller.  In the event that Seller should fail to consummate
         -----------------
the transaction contemplated herein for any reason, except Purchaser's default, Purchaser may (i) enforce specific performance on this Agreement, (ii) elect to receive a return of all Earnest Money along with any interest earned thereon, or
(iii) pursue its remedies available at law or in equity.

     (b) Default by Purchaser.  In the event Purchaser should fail to consummate
         --------------------
the transaction contemplated herein for any reason after expiration of the Due Diligence Period, provided, however, that the Additional Deposit is made, except default by Seller or the failure of any condition to Purchaser's obligations, as set forth herein, Seller may, as its sole and exclusive remedy, terminate this Agreement and retain the Earnest Money, with accrued interest, such sum being agreed upon as liquidated damages for the failure of Purchaser to perform the duties and obligations imposed upon it by the terms and provisions of this Agreement and because of the difficulty, inconvenience, and uncertainty of ascertaining actual damages. No other damages, rights or remedies shall in any case be collectible, enforceable or available to Seller other than as provided in this Paragraph 8(b).

     (c) Attorney's Fees, etc.  Should either party employ an attorney or
         ---------------------
attorneys to enforce any of the provisions hereof, or to protect its interest in any matter arising under this Agreement, or to specifically enforce or to recover the Earnest Money for the breach of this Agreement, the party prevailing shall be entitled to recover from the other party all reasonable costs, charges and expenses, including attorney's fees, expended or incurred in connection therewith, including fees and expenses incurred in arbitration, on appeal or in any bankruptcy action.

     9.  COMMISSIONS.  The commission payable to Bear Stearns (the "Broker")
         -----------
pursuant to this Agreement shall be paid by Purchaser, pursuant to separate written agreement between the Purchaser and the Broker. Seller and Purchaser further agree to indemnify and hold each other harmless from and against any and all other claims or demands with respect to any brokerage fees or agents' commissions or other compensation asserted against the other party by any persons, firm or corporation claiming through the indemnifying party in connection with this Agreement or the transaction contemplated hereby. The Broker's commission is payable only if, as and when the transaction closes. The provisions of this paragraph shall survive closing.

     10.  EMINENT DOMAIN AND CASUALTY DAMAGE.
          ----------------------------------

     (a) Eminent Domain.  If, before Closing, proceedings are commenced for the
         --------------
taking by exercise of the power of eminent domain of all or a part of the Property which would render the Property unacceptable to Purchaser or unsuitable for Purchaser's intended use, Purchaser shall have the right, by giving notice to Seller within thirty (30) days after Seller gives written notice of the commencement of such proceedings to Purchaser, to terminate this Agreement, in which event this Agreement shall terminate and all Earnest Money, including interest thereon shall be refunded to Purchaser. If, before the Closing Date, Purchaser has the right to terminate this Agreement pursuant to the preceding sentence but Purchaser does not exercise such right, then this Agreement shall remain in full force and effect and, at Closing, the condemnation award (or, if not theretofore received, the right to receive such award) payable on account of the taking shall be transferred to Purchaser. Seller shall give written notice to Purchaser promptly after Seller's receiving notice of the commencement of any proceedings for the taking by exercise of the power of eminent domain of all or any part of the Property. Purchaser shall have a period of thirty (30) days after Seller has given the notice to Purchaser required by this Paragraph 10(a) to evaluate the extent of the taking and make the determination as to whether to terminate this Agreement. If necessary, the Closing Date shall be postponed until Seller has given the notice to Purchaser required by this Paragraph 10(a) and the period of thirty (30) days described in this Paragraph 10(a) has expired.

     (b) Casualty Damage.  If, before the Closing Date, all or any part of the
         ---------------
Property is damaged or destroyed by any casualty, Purchaser shall have the right, by giving notice to Seller within thirty (30) days after Seller gives written notice of the occurrence of such casualty to Purchaser, to terminate this Agreement, in which event this Agreement shall terminate, and all Earnest Money, including interest thereon shall be refunded to Purchaser. If, before the Closing Date, all or any part of the Property are damaged by any casualty or if Purchaser has the right to terminate this Agreement pursuant to the preceding sentence but Purchaser does not exercise such right, then this Agreement shall remain in full force and effect and, at Closing, any insurance proceeds shall be assigned by Seller to Purchaser. Seller shall give written notice to Purchaser promptly after the occurrence of any damage to the improvements on the Property by any casualty. Purchaser shall have a period of thirty (30) days after Seller has given the notice to Purchaser required by this Paragraph 10(b) to evaluate the extent of the damage and make the termination as to whether to terminate this Agreement. If necessary, the Closing shall be postponed until Seller has given the notice to Purchaser required by this Paragraph 10(b) and the period of thirty (30) days described in this Paragraph 10(b) has expired.

     11.  INFORMATION:  Within five (5) days from the date this Agreement is
          -----------
executed, Seller shall furnish such items as Purchaser shall reasonably request but in any event including the following:

     (a)  Real estate tax bills for the current and two preceding years;

     (b)  Owner's title insurance policy;

     (c)  Current survey;

     (d) Environmental reports made or known to you with respect to the Property;

     (e)  List of pending litigation and status report;

     (f) Copies of covenants or restrictions pertaining to the Property, and copies of approved site plan, zoning information, whether adjacent roads have been accepted for public use, information as to availability of utilities to the site, signage restrictions and availability of signage to the Property, all zoning approvals, variances and ordinances applicable;

     (g)  Utility bills for the current year;

     (h) Copies of all contracts, if any, in effect such as janitorial, maintenance, cable company, utility company, management, leasing or other, as well as copies of any guaranties or warranties, including a termite bond;

     (i)  Operating income and expenses for the current year;

     (j) True and correct copies of the form lease and any amendments or modifications thereof;

     (k)  Current rent roll;

     (l) Present location of all utilities which will serve the premises, whether underground or overhead, together with documentation reflecting any easements or other rights pertaining thereto and the ability of the owner of the Property to access such utilities and easements;

     (m)  Copies of insurance policies and Loss Run regarding insurance;

     (n)  Engineering/structural reports on the Property;

     (o) As-built constructions plans and site plans and drawings, certificates of occupancy and building permits; and

     (p) List of all inventory, personal property, furniture, fixtures and equipment located on or used in connection with the Property.

     Note: Any management or leasing obligations must be satisfied and released
     ----
     prior to Closing.

     12.   CONDITIONS PRECEDENT.  This contract is conditioned upon the
           --------------------
following being satisfied on or prior to Closing.

           (a) Seller executing an amendment to its partnership agreement permitting the sale of the Property; and

           (b) approval by the limited partners of Seller to the transaction contemplated by this contract.

In the event either of the conditions set forth above are not completed on or prior to Closing, all Earnest Money shall be refunded to Purchaser, and this Agreement shall terminate.

     13.   OTHER CONTRACTUAL PROVISIONS.
           ----------------------------

     (a)   Notices.  Any notice to be given or to be served upon any party
           -------
hereto in connection with this Agreement must be in writing, and may be given by certified mail, or overnight receipt delivery service, and shall be deemed to have been given and received when a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail; and, if given otherwise than by certified mail, it shall be deemed to have been given when delivered to and received by the party to whom it is addressed. Such notices shall be given to the parties hereto at the following addresses:

FOR PURCHASER:           Colonial Realty Limited Partnership
                         c/o Colonial Properties Holding Company, Inc.
                         2101 6th Avenue North
                         Suite 750
                         Birmingham, Alabama  35203
                         Attention:  Mr. Paul F. Earle

FOR SELLER:              Riverchase Investors I, Ltd.
                         c/o Colonial Properties Management Association
                         2101 6th Avenue North, Suite 750
                         Birmingham, Alabama  35203
                         Attention:  Mr. Thomas H. Lowder

Any party hereto may, at any time by given written notice to the other party hereto, designate any other address in substitution of the foregoing address to which such notice shall be given and other parties to whom copies of all notices hereunder shall be sent.

     (b) Confidentiality.  Seller acknowledges that it has been informed that
         ---------------
Purchaser is affiliated with Colonial Properties Trust (the "REIT"), a company whose securities are publicly traded. Seller agrees not to disclose the existence of this Agreement, or discussions about or the terms hereof (except to its attorneys, accountants, other advisors and partners, provided that they agree not to disclose such information) without Purchaser's consent, unless required by law or unless such information is otherwise publicly available. Seller also agrees not to utilize any confidential information about the REIT learned as a result of this transaction in connection with investments and the securities of the REIT.

     (c) Entire Agreement; Modification.  This Agreement embodies and
         ------------------------------
constitutes the entire understanding between the parties with respect to the transaction contemplated herein. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provisions hereof may be waived, modified, amended, discharged, or terminated except by an instrument in writing signed by the party against whom the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

     (d) Applicable Law.  This Agreement shall be governed by, and construed in
         --------------
accordance with, the laws of the State of Florida.

     (e) Binding Effect.  This Agreement shall be binding upon and inure to the
         --------------
benefit of the parties hereto and their successors and assigns.

     (f) Severability.  In case any one or more of the provisions contained in
         ------------
this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     (g) Effective Date of Agreement.  For all purposes herein, the "date" of
         ---------------------------
this Agreement shall be that date upon which the last of Seller or Purchaser executes this Agreement.

     (h) Gender.  Whenever the context permits, singular shall include plural
         ------
and one gender shall include all.

     (i) Time of the Essence.  Time is of the essence of this Agreement.  Time
         -------------------
periods herein of less than six (6) days, unless otherwise noted, shall in the computation exclude Saturdays, Sundays and state or national legal holidays, and any time period provided for herein which shall end on Saturday, Sunday or legal holiday shall extend to 5:00 p.m. of the next business day.

     (j) Risk of Loss.  Except as otherwise set forth in this Agreement, Seller
         ------------
shall bear the risk of any loss to the Property prior to Closing.

     (k) Construction.  The parties hereby agree that each has played an equal
         ------------
part in the negotiations and drafting of this Agreement, and in the event any ambiguities should be realized in the construction or interpretation of this Agreement, the result of those ambiguities shall be equally assumed and realized by each of the parties to this Agreement.

     (l) Counterparts.  This Agreement may be executed in counterparts, each of
         ------------
which shall be an original, but all of which shall constitute one and the same Agreement.

     (m) Survival.  All provisions hereof which are executory in nature or
         --------
otherwise by their context are intended to survive Closing shall be deemed to survive such Closing.

     (n) Radon Gas.  Purchaser acknowledges the following statutory disclosure
         ---------
by Seller: Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon testing may be obtained from your county public health unit.

     14. ACCEPTANCE:   The offer made in this Agreement by Purchaser shall
         ----------
expire and be null and void unless accepted, signed, and returned to Purchaser by December 31, 1998. This offer supersedes any and all other offers made by Purchaser with respect to the Property.

                                 PURCHASER:

                                 COLONIAL REALTY LIMITED PARTNERSHIP,
                                 a Delaware limited partnership

                                 By: Colonial Properties Holding Company, Inc., an Alabama corporation
                                 Its: General Partner

                                 By:  /s/ Charles A. McGehee
                                      -------------------------------------
                                      Charles A. McGehee
                                 Its: Executive Vice President


                             SELLER:

                             RIVERCHASE INVESTORS I, LTD., a Florida limited partnership

                             By:  /s/ Thomas H. Lowder
                                 -------------------------------------
                                  Thomas H. Lowder
                             Its: General Partner

                             By:  /s/ James K. Lowder
                                 -------------------------------------
                                  James K. Lowder
                             Its: General Partner

                             By:  /s/ Robert E. Lowder
                                 -------------------------------------
                                  Robert E. Lowder
                             Its: General Partner

                             By:  /s/ John H. McClintoch, Jr.
                                 -------------------------------------
                                  John H. McClintoch, Jr.
                             Its: General Partner

                             By:  /s/ James H. Pugh, Jr.
                                 -------------------------------------
                                  James H. Pugh, Jr.
                             Its: General Partner

                             By:  Battery Park Capital Corp.
                             Its: General Partner

                                  By:
                                     ---------------------------------
                                  Its:
                                      --------------------------------

Appendix B
----------

                              OPINION OF STANGER

                                 FORM OF OPINION



Riverchase Investors I, Ltd..
2101 6th Avenue North - Suite 750
Birmingham, Alabama 35202

Gentlemen:

     You have advised us that Riverchase Investors I, Ltd. (the "Partnership") is entering into a transaction (the "Sale") in which Riverchase Apartments - Phase I, an apartment property consisting of 248 units owned by the Partnership and located in Temple Terrace, Florida (the "Project"), will be sold to Colonial Realty Limited Partnership (the "Purchaser"), an indirect subsidiary of Colonial Properties Trust, a publicly-traded real estate investment trust affiliated with the general partner of the Partnership, for an all-cash purchase price of $
(the "Purchase Price"). The limited partners of the Partnership will be asked to approve the Sale.

     The general partners of the Partnership (the "General Partners") have requested on behalf of the Partnership that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to the fairness, from a financial point of view, of the Purchase Price to be received by the Partnership in exchange for the purchase of the Project.

     In the course of our review to render this opinion, we have, among other things:

     . Reviewed a draft of the Consent Solicitation Statement related to the Sale, which management has informed us is in substantially the form which will be filed with the Securities and Exchange Commission ("SEC");

     . Reviewed a draft of the Real Estate Sales Contract between the Partnership and the Purchaser, which management has informed us is in substantially the form which will be used to consummate the transaction;

     . Reviewed the Partnership's annual reports filed with the SEC on Form 10-K for the three fiscal years ending December 31, 1994, 1995 and 1996 and the quarterly reports filed with the SEC on Form 10-Q for the three-month, six-month and nine-month periods ending March 31, June 30, and September 30, 1997, which reports the Partnership's management has indicated to be the most current publicly available financial statements;

     . Reviewed summary historical operating statements for the Project for 1994, 1995, 1996 and 1997, and operating budgets for 1997;

     . Performed a site inspection of the Project and reviewed local real estate market conditions;

     . Reviewed information regarding purchases and sales of apartment properties in the general market area of the Project and by entities affiliated with the Partnership and/or the General Partner and other information relating to acquisition criteria for apartment properties;

     . Discussed with management of the Partnership conditions in the local market for apartment properties, conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership, current and projected operations and performance of the Project, the physical condition of the Project, and the financial condition of the Partnership;

     . Interviewed representatives of Bear Stearns regarding the process of soliciting, receiving and evaluating bids and conducting negotiations;

     . Reviewed offering materials relating to the Project and the complex provided to prospective Purchasers, and a summary of the bids which were received as a result of the conduct of the bidding process; and

     . Conducted other studies, analyses, inquires and investigations as Stanger deemed appropriate.

     In rendering this fairness opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information contained in the Consent Solicitation Statement or that was furnished or otherwise communicated to us by the Partnership, the General Partner and the Project manager. We have not performed an independent appraisal of the assets and liabilities of the Partnership. We have relied on the assurances of the Partnership that any financial statements, projections, or forecasts contained in the Consent Solicitation Statement or otherwise provided or communicated to us, were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the information reviewed between the date of such information and the date of this letter; and that the Partnership is not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect.

     We have not been requested to, and therefore did not: (i) select the method of determining the Purchase Price offered in the Transaction; (ii) make any recommendation to the partners of the Partnership with respect to whether to approve or reject the Sale; or (iii) express any opinion as to the business decision to effect the Sale, alternatives to the Sale, or tax factors resulting from the Sale. Our opinion is based on business, economic, real estate and securities markets, and other conditions as of the date of our analysis and addresses the Sale in the context of information available and could be evaluated as of the date of our analysis. Events occurring after that date may materially affect the assumptions used in preparing the opinion.

     Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date of this letter the Purchase Price to be received in exchange for the Project in the Sale is fair to the Partnership from a financial point of view.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Partnership that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and facts, could create an incomplete view of the evaluation process underlying this opinion.

Yours truly,



Robert A. Stanger & Co., Inc.
Shrewsbury, New Jersey
______ __, 1998

                                 CONSENT FORM

     This Consent Form (the "Consent Form") must be completed and returned by every limited partner who wishes to vote for or against the proposals (the "Proposals") to (i) amend the Amended and Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement") of Riverchase Investors I, Ltd. (the "Partnership") and (ii) sell the Riverchase Apartments -- Phase I owned by the Partnership (the "Project"), that are described in the Consent Solicitation Statement. The Proposals are being made in connection with the proposed sale of the Project (the "Sale") pursuant to the Real Estate Sales Contract dated September 2, 1997 (the "Sales Contract") between the Partnership and Colonial Real Estate Limited Partnership, a Delaware limited partnership (the "Purchaser"), and an indirect subsidiary of Colonial Properties Trust, an Alabama real estate investment trust ("Colonial") and the resulting dissolution and liquidation of the Partnership.

     THIS CONSENT FORM MUST BE RETURNED TO AND RECEIVED BY:

                                    [NAME]
                              ________ Department
                                   [ADDRESS]
                          [CITY], [STATE]  [ZIP CODE]

                         BY FACSIMILE:  1-800-___-____

PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON [WEEKDAY], [MONTH] __, 1998, OR SUCH LATER DATE AS MAY BE DESIGNATED IN A MAILING TO ALL LIMITED PARTNERS (THE "EXPIRATION DATE"). The Consent Form will be effective only when it is actually received by _______. A self-addressed return envelope has been provided for your convenience, if you desire to mail this Consent Form.

     All Consent Forms that are properly executed and returned to _______ prior to the Expiration Date will be voted in accordance with the elections set forth therein. ANY LIMITED PARTNER WHO ABSTAINS OR FAILS TO RETURN A SIGNED CONSENT FORM WILL BE DEEMED TO HAVE VOTED AGAINST THE PROPOSALS. PROPERLY EXECUTED CONSENT FORMS THAT ARE NOT MARKED AS TO A PARTICULAR PROPOSAL WILL BE DEEMED TO BE VOTED FOR THE PROPOSAL.

     Before completing this Consent Form, you and your advisor, if any, should carefully review the Consent Solicitation Statement. The proposed amendments to the Partnership Agreement, including the text of such amendments, is set forth in detail in the Amendment Proposal of the Consent Solicitation Statement.

     CERTAIN OF THE GENERAL PARTNERS OF THE PARTNERSHIP ARE AFFILIATES OF THE PURCHASER AND COLONIAL AND, THEREFORE, HAVE SUBSTANTIAL CONFLICTS OF INTEREST WITH RESPECT TO THE PROPOSALS. ACCORDINGLY, THE GENERAL PARTNERS MAKE NO RECOMMENDATION TO ANY LIMITED PARTNER AS TO WHETHER TO VOTE FOR OR AGAINST THE PROPOSALS. EACH LIMITED PARTNER MUST MAKE HIS OR HER OWN DECISION WHETHER OR NOT TO VOTE FOR OR AGAINST THE PROPOSALS.

     IF YOU HAVE ANY QUESTIONS REGARDING THE PROPOSALS, PLEASE CONTACT INVESTOR RELATIONS AT (800) 645-3917. IF YOU WOULD LIKE ASSISTANCE IN COMPLETING THIS CONSENT FORM, PLEASE CONTACT __________ (THE "INFORMATION AGENT") AT (800) ___-
____.

     Consent Forms may be withdrawn at any time prior to the Expiration Date. In addition, you may change your vote subsequent to the submission of a Consent Form, but prior to the Expiration Date. For a withdrawal or change of vote to be effective, you must execute and deliver, prior to the Expiration Date, a subsequently dated Consent Form or a written notice stating that the consent is revoked to _______ at the address set forth above. Consent Forms and notices of withdrawal or change of vote dated or received after the Expiration Date will not be valid.

                                FORM OF CONSENT

     You may vote uniformly on both of the Proposals by marking the appropriate box set forth in the first item below. Alternatively, you may vote individually on any Proposal by marking the appropriate boxes relating to Proposal Nos. 1 through 2 below. THE CONSUMMATION OF THE SALE AND THE DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP REQUIRES THE AFFIRMATIVE CONSENT OF LIMITED PARTNERS HOLDING A MAJORITY OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST OF THE PARTNERSHIP (THE "UNITS"). Abstentions on any or all of the Proposals will have the same effect as votes AGAINST such Proposal(s).

UNIFORM VOTING
--------------

APPROVAL, REJECTION OR ABSTENTION OF BOTH OF THE PROPOSALS

    [_]    FOR        [_]    AGAINST      [_]    ABSTAIN

NOTE:     IF YOU CHOOSE TO VOTE UNIFORMLY ABOVE, YOU MAY NOT VOTE INDIVIDUALLY
----
          ON ANY OF THE PROPOSALS BELOW.

AMENDMENT PROPOSAL                          SALE PROPOSAL
------------------                          -------------
(PAGE __ OF CONSENT SOLICITATION            (PAGE __ OF CONSENT SOLICITATION
STATEMENT)                                  STATEMENT)
AMENDMENT TO ALLOW THE SALE TO THE          SALE OF THE PROJECT TO THE PURCHASER
PURCHASE                                    PURSUANT TO THE SALES CONTRACT
[_]  FOR  [_]  AGAINST  [_]  ABSTAIN        [_]  FOR  [_]  AGAINST  [_]  ABSTAIN

     The undersigned hereby acknowledges receipt of the Consent Solicitation Statement, dated ______ __, 1998. If Units are owned jointly, all joint owners must sign below. ALL OWNERS MUST SIGN THEIR NAMES EXACTLY AS SET FORTH ON THE STICKER BELOW. All Units represented by properly executed consent forms will be voted in accordance with the choices specified in the forms. IF NO CHOICE IS SPECIFIED, THE UNITS WILL BE VOTED FOR THE PROPOSAL(S).
                                   ---

DATE:  __________________   SIGNATURE(S) OF PARTNER(S):_______________________

                            SIGNATURE(S) OF PARTNER(S):_______________________

------------------------------------

[attach identification sticker here]


------------------------------------